UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Condensed Interim Financial Statements - (a free translation from the original prepared in Portuguese)

March 31, 2026

cosan

1

CONTENT

2

(A free translation of the original in Portuguese)

Cosan S.A.

Report on review of parent company and
consolidated condensed interim financial statements

To the Board of Directors and Stockholders

Cosan S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Cosan S.A. ("Company") as at March 31, 2026 and the related statements of profit or loss, other comprehensive income, changes in equity and cash flows for the quarter then ended, as well as the accompanying consolidated interim statement of financial position of the Company and its subsidiaries ("Consolidated") as at March 31, 2026 and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the quarter then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these parent company and consolidated condensed interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

3

(A free translation of the original in Portuguese)

Cosan S.A.

Other matters - Statements of value added

The interim condensed financial statements referred to above include the parent company and consolidated statements of value added for the quarter ended March 31, 2026. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the condensed interim financial statements for the purpose of concluding whether they are reconciled with the condensed interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these condensed statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated condensed interim financial statements taken as a whole.

São Paulo, May 14, 2026

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira

Contador CRC 1SP265450/O-8

4

Interim statement of financial position
(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Assets
Cash and cash equivalents	5.1	6,216,620	15,383,305	17,463,977	27,243,683
Restricted cash		—	—	44,401	45,781
Marketable securities		1,236,948	23,211	3,861,478	2,588,411
Trade receivable		—	—	4,156,580	3,520,278
Derivative financial instruments	5.3	—	72,145	199,881	310,981
Inventories		—	—	1,903,484	1,969,258
Receivables from related parties	5.4	135,255	117,836	219,116	199,549
Income tax recoverable.		761,061	709,042	1,304,465	1,166,622
Other current tax receivable		5,279	5,278	966,305	1,022,881
Dividend receivable		86,320	87,224	85,759	35,410
Sectoral financial assets		—	—	415,527	338,332
Other financial assets		—	—	—	612
Other current assets		110,429	74,506	631,941	993,667
		8,551,912	16,472,547	31,252,914	39,435,465
Current assets held for sale		532,136	531,734	652,168	652,168
Current assets		9,084,048	17,004,281	31,905,082	40,087,633

Trade receivable		—	—	151,887	148,885
Marketable securities		—	307,177	77,437	404,182
Restricted cash		34	186	188,083	182,987
Deferred tax assets	8	547,618	1,378,628	2,766,337	3,703,864
Receivables from related parties	5.4	106,698	102,476	3,586	20,348
Income tax recoverable.		—	—	227,448	195,821
Other non-current tax receivable		35,937	35,278	1,966,140	1,815,830
Judicial deposits	9	352,781	351,904	1,081,122	1,072,982
Derivative financial instruments	5.3	17,706	134,239	2,003,092	1,956,127
Sectoral financial assets		—	—	407,497	390,622
Other non-current assets		101,462	128,894	1,026,558	919,706
Other financial assets		—	—	344	5,193
Investment in associates	6.1	17,101,988	16,573,858	1,711,406	1,721,308
Investment in joint ventures		11,381	11,509	56,897	60,356
Property plant and equipment	7.1	30,740	30,303	27,949,865	26,795,725
Intangible assets and goodwill	7.2	11,029	11,715	26,595,427	26,706,626
Contract assets		—	—	997,551	1,044,613
Right-of-use assets		10,922	12,649	9,650,585	9,662,929
Investment property		—	—	18,222,462	18,221,781
Non-current assets		18,328,296	19,078,816	95,083,724	95,029,885

Total assets		27,412,344	36,083,097	126,988,806	135,117,518

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

5

Interim statement of financial position
(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Liabilities
Loans, borrowings and debentures	5.2	483,211	481,367	3,705,268	3,918,720
Leases		9,935	9,935	982,749	982,991
Derivative financial instruments	5.3	37,460	369,813	1,694,972	1,909,404
Trade payables	5.5	2,020	870	3,812,231	4,078,511
Employee benefits payables		17,104	43,695	516,742	771,618
Income tax payables		21,408	15,369	118,944	153,310
Other taxes payable		29,168	34,951	548,833	525,208
Dividends payable		—	—	231,804	226,484
Concessions payable		—	—	189,808	189,076
Related party payables	5.4	179,669	233,562	337,775	320,916
Sectoral financial liabilities		—	—	95,797	96,719
Other financial liabilities	5	2,909,136	—	3,751,188	1,096,884
Other Trade payables		351,618	514,651	995,537	1,192,397
		4,040,729	1,704,213	16,981,648	15,462,238
Liabilities related to assets held for sale		—	—	86,138	86,138
Current liabilities		4,040,729	1,704,213	17,067,786	15,548,376

Loans, borrowings and debentures	5.2	12,006,585	15,907,024	54,796,351	60,308,411
Leases		6,033	8,210	5,392,261	5,429,809
Put option liability on subsidiary shares	5.8	3,994,832	3,844,648	3,994,832	3,844,648
Derivative financial instruments	5.3	38,275	215,820	650,002	771,265
Trade payables	5.5	—	—	19,245	18,991
Employee benefits payables		—	—	29,122	23,406
Other taxes payable		153,512	149,367	181,630	176,702
Income tax payables		5,985	5,919	99,251	78,872
Provision for legal proceedings	9	266,035	295,175	2,152,044	2,058,122
Concessions payable		—	—	3,935,070	3,799,169
Investments with uncovered liabilities	6.1	302	371,318	—	—
Related party payables	5.4	3,331,237	5,397,919	1,156	1,166
Post-employment benefits		344	386	543,292	536,426
Deferred tax liabilities	8	—	—	6,128,534	6,125,221
Sectoral financial liabilities		—	—	2,215,442	2,168,542
Other financial liabilities	5	—	2,804,606	—	2,804,606
Other non-current liabilities		74,726	74,264	392,818	414,154
Non-current liabilities		19,877,866	29,074,656	80,531,050	88,559,510

Total liabilities		23,918,595	30,778,869	97,598,836	104,107,886

Shareholders’ equity	10
Share capital		10,282,739	10,282,739	10,282,739	10,282,739
Treasury shares		(266,892)	(76,150)	(266,892)	(76,150)
Additional paid-in capital		4,180,652	4,194,210	4,180,652	4,194,210
Accumulated other comprehensive income		602,725	625,554	602,725	625,554
Accumulated losses		(11,305,475)	(9,722,125)	(11,305,475)	(9,722,125)
Equity attributable to owners of the Company		3,493,749	5,304,228	3,493,749	5,304,228
Non-controlling interests	6.2	—	—	25,896,221	25,705,404
Total shareholders' equity		3,493,749	5,304,228	29,389,970	31,009,632
Total liabilities and shareholders' equity		27,412,344	36,083,097	126,988,806	135,117,518

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements

6

Interim statement of profit or loss
((In thousands of Brazilian reais - R$, excluding earnings per share)

		Parent Company		Consolidated
		Period of three months ended March, 31
	Note	2026	2025	2026	2025
Net sales	12	—	—	9,028,800	9,662,601
Cost of sales	13	—	—	(5,953,019)	(6,791,905)
Gross profit		—	—	3,075,781	2,870,696

Selling expenses	13	—	—	(443,814)	(440,056)
General and administrative expenses	13	(45,939)	(57,937)	(547,411)	(535,032)
Other operating income (expenses), net	14	(33,398)	173,925	234,949	524,130
Impairment	14	—	—	(168,104)	(285,608)
Operating expenses		(79,337)	115,988	(924,380)	(736,566)

(Loss) profit before equity in earnings of investees, finance results and income taxes		(79,337)	115,988	2,151,401	2,134,130

Interest in (losses) earnings of subsidiaries and associates	6.1	117,844	(493,236)	48,676	19,049
Interest in losses of joint ventures		(1,032)	(128,194)	(4,363)	(1,139,047)
Equity in (losses) earnings of investees		116,812	(621,430)	44,313	(1,119,998)

Finance expense		(891,006)	(763,961)	(2,848,174)	(2,713,642)
Finance income		345,462	224,542	1,016,676	1,037,901
Foreign exchange, net		281,893	1,079,284	702,518	1,793,964
Net gain (loss) on derivatives		(523,713)	(1,163,099)	(1,233,929)	(2,021,218)
Finance results, net	15	(787,364)	(623,234)	(2,362,909)	(1,902,995)

Loss before income taxes		(749,889)	(1,128,676)	(167,195)	(888,863)

Income tax	8
Current		(2,451)	—	(236,385)	(303,162)
Deferred		(831,010)	(659,219)	(941,399)	(743,373)
		(833,461)	(659,219)	(1,177,784)	(1,046,535)

Loss for the period		(1,583,350)	(1,787,895)	(1,344,979)	(1,935,398)

Loss attributable to:
Owners of the Company		(1,583,350)	(1,787,895)	(1,583,350)	(1,787,895)
Non-controlling interests		—	—	238,371	(147,503)
		(1,583,350)	(1,787,895)	(1,344,979)	(1,935,398)

Loss per share	11
Basic				R$(0.40)	R$(0.96)
Diluted				R$(0.41)	R$(0.96)

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

7

Interim statement of other comprehensive income
(In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	Period of three months ended March, 31
	2026	2025	2026	2025
Loss for the period	(1,583,350)	(1,787,895)	(1,344,979)	(1,935,398)

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss (i):
Foreign currency translation differences	(64,537)	(290,696)	(121,559)	(290,198)
Gain on Cash flows hedge	41,715	162,887	19,858	222,492
Income tax impact	—	—	(1,253)	(28,025)
	(22,822)	(127,809)	(102,954)	(95,731)

Items that will not be reclassified to profit or loss:
Remeasurement gain (loss) on defined benefit plans	15	(22,497)	33	(59,336)
Loss in fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk (i)	(22)	—	(5,274)	—
Income tax impact	—	8,499	1,811	17,002
	(7)	(13,998)	(3,430)	(42,334)

Total comprehensive loss for the period	(1,606,179)	(1,929,702)	(1,451,363)	(2,073,463)

Comprehensive loss attributable to:
Owners of the Company	(1,606,179)	(1,929,702)	(1,606,179)	(1,929,702)
Non-controlling interests	—	—	154,816	(143,761)
	(1,606,179)	(1,929,702)	(1,451,363)	(2,073,463)

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

(i)    For the Parent Company, the effects arise from the equity method of accounting for its subsidiaries

8

Interim statements of changes in equity
(In thousands of Brazilian reais - R$)

			Capital reserve				Shareholders’ equity attributable to
	Share capital	Treasury shares	Corporate transactions - Law 6.404/76	Additional paid-in capital	Accumulated other comprehensive income	Accumulated losses	Controlling shareholders	Non-controlling interests	Total equity
Balance as at January 1, 2026	10,282,739	(76,150)	737	4,193,473	625,554	(9,722,125)	5,304,228	25,705,404	31,009,632

(Loss) profit for the period	—	—	—	—	—	(1,583,350)	(1,583,350)	238,371	(1,344,979)

Other comprehensive income
Gain (loss) from cash flows hedge	—	—	—	—	41,715	—	41,715	(23,110)	18,605
Foreign currency translation differences	—	—	—	—	(64,537)	—	(64,537)	(57,022)	(121,559)
Remeasurement gain on defined benefit plans, net of tax	—	—	—	—	15	—	15	18	33
Loss in fair value of financial liabilities designated at fair value tthrough profit or loss attributable to changes in credit risk	—	—	—	—	(22)	—	(22)	(3,441)	(3,463)
Total comprehensive (loss) income for the period	—	—	—	—	(22,829)	(1,583,350)	(1,606,179)	154,816	(1,451,363)

Transactions with owners of the Company contributions and distributions:
Effect arising from capital increase in subsidiary	—	—	—	—	—	—	—	1,038	1,038
Own shares acquired (note 10 (a))	—	(213,666)	—	(2,841)	—	—	(216,507)	—	(216,507)
Share-based payments	—	22,924		(22,738)	—	—	186	—	186
Dividends	—	—	—	—	—	—	—	(3,229)	(3,229)
Employee share schemes - value of employee services	—	—	—	12,080	—	—	12,080	38,192	50,272
Total contributions and distributions	—	(190,742)	—	(13,499)	—	—	(204,241)	36,001	(168,240)

Transactions with owners of the Company:
Change of shareholding interest in subsidiary and other transactions	—	—	—	(59)	—	—	(59)	—	(59)
Total transactions with owners of the Company	—	—	—	(59)	—	—	(59)	—	(59)

Total transactions with owners of the Company contributions and distributions	—	(190,742)	—	(13,558)	—	—	(204,300)	36,001	(168,299)

Balance as at March 31, 2026	10,282,739	(266,892)	737	4,179,915	602,725	(11,305,475)	3,493,749	25,896,221	29,389,970

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

9

Interim statements of changes in equity
(In thousands of Brazilian reais - R$)

			Capital reserve			Profit reserves			Shareholders’ equity attributable to
	Share capital	Treasury shares	Corporate transactions - Law 6.404/76	Additional paid-in capital	Accumulated other comprehensive income	Legal	Statutory reserve	Accumulated losses	Controlling shareholders	Non-controlling interests	Total equity
Balance as at January 1, 2025	8,832,544	(50,708)	737	2,205,141	565,855	58,802	8,715,188	(9,423,795)	10,903,764	28,494,598	39,398,362

Loss for the period	—	—	—	—	—	—	—	(1,787,895)	(1,787,895)	(147,503)	(1,935,398)

Other comprehensive income
Gain from cash flows hedge	—	—	—	—	162,887	—	—	—	162,887	31,580	194,467
Foreign currency translation differences	—	—	—	—	(290,696)	—	—	—	(290,696)	498	(290,198)
Remeasurement loss on defined benefit plans, net of tax	—	—	—	—	(13,998)	—	—	—	(13,998)	(28,336)	(42,334)
Total comprehensive loss for the period	—	—	—	—	(141,807)	—	—	(1,787,895)	(1,929,702)	(143,761)	(2,073,463)

Transactions with owners of the Company:
Share-based payment	—	234	—	114	—	—	—	—	348	6,771	7,119
Dividends	—	—	—	—	—	—	—	—	—	(375,782)	(375,782)
Own shares acquired	—	(34,022)	—	—	—	—	—	—	(34,022)	—	(34,022)
Employee share schemes - value of employee services	—	—	—	15,559	—	—	—	—	15,559	2,135	17,694
Total contributions and distributions	—	(33,788)	—	15,673	—	—	—	—	(18,115)	(366,876)	(384,991)

Transactions with owners of the Company:
Change of shareholding interest in subsidiary	—	—	—	(975,200)	—	—	—	—	(975,200)	(1,193,730)	(2,168,930)
Capital reduction in subsidiary	—	—	—	(89,084)	—	—	—	—	(89,084)	89,084	—
Total transactions with owners of the Company	—	—	—	(1,064,284)	—	—	—	—	(1,064,284)	(1,104,646)	(2,168,930)

Total transactions with owners of the Company contributions and distributions	—	(33,788)	—	(1,048,611)	—	—	—	—	(1,082,399)	(1,471,522)	(2,553,921)

Balance as at March 31, 2025	8,832,544	(84,496)	737	1,156,530	424,048	58,802	8,715,188	(11,211,690)	7,891,663	26,879,315	34,770,978

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

10

Interim statement of cash flows

(In thousands of Brazilian reais - R$)

Interim statement of cash flows

		Parent Company		Consolidated
		Period of three months ended March 31,
	Note	2026	2025	2026	2025
Cash flows from operating activities
Loss before income taxes		(749,889)	(1,128,676)	(167,195)	(888,863)
Adjustments for:
Depreciation and amortization	13	5,396	4,713	971,396	967,894
Impairment	14	—	—	168,104	285,608
Interest in (losses) earnings of subsidiaries and associates	6.1	(117,844)	493,236	(48,676)	(19,049)
Interest in earnings (losses) of joint ventures		1,032	128,194	4,363	1,139,047
Loss (gain) on disposed assets	14	—	—	(19,515)	(4,194)
Share-based payment	16	9,655	6,220	19,813	23,892
Provision for legal proceedings	14	5,138	35,589	82,202	84,992
Interest, derivatives, monetary and foreign exchange, net		928,361	762,997	2,808,860	2,397,005
Sectorial financial assets and liabilities, net		—	—	(71,274)	8,586
Provisions for employee benefits		9,368	(579)	102,918	93,871
Allowance for expected credit losses		—	—	1,138	11,110
Revenue from insurance claims		—	—	(7,114)	—
Income from finance investments		—	(9,143)	—	(9,143)
Previously recognized gain in other comprehensive income reclassified to profit		—	(206,388)	—	(206,388)
Other		(31)	10	(20,859)	(89,465)
		91,186	86,173	3,824,161	3,794,903
Variation in:
Trade receivable		—	—	(681,703)	(263,936)
Inventories		—	—	9,450	(99,705)
Other taxes, net		(52,808)	2,764	(215,891)	(382,326)
Income taxes paid		—	(26,586)	(262,697)	(371,123)
Related parties, net		(59,301)	21,633	(6,632)	(21,353)
Trade payables		1,157	(1,596)	(124,000)	(280,419)
Employee benefits		(35,960)	(29,555)	(333,519)	(374,402)
Provision for legal proceedings		332	67	(61,458)	(38,754)
Derivative financial instruments		—	—	(19,966)	(5,107)
Other financial liabilities		—	—	(67,643)	(53,150)
Judicial deposits		(1,644)	(1,561)	(650)	(12,589)
Post-employment benefit obligation		—	—	(10,517)	(9,848)
Other assets and liabilities, net		(13,338)	(5,646)	422,174	(152,287)
		(161,562)	(40,480)	(1,353,052)	(2,064,999)

Net cash (used in) generated from operating activities		(70,376)	45,693	2,471,109	1,729,904

Cash flows from investing activities
Capital contribution to associates	6.1	(801,558)	(331,000)	—	—
Capital reduction in subsidiaries		—	1,013,760	—	11,000
Payments for acquisition of subsidiaries		—	—	(175,032)	—
Sale (purchase) of marketable securities, net		(883,555)	193,880	(857,605)	472,358

11

Interim statement of cash flows
(In thousands of Brazilian reais - R$)
		Parent Company		Consolidated
		Period of three months ended March 31,
	Note	2026	2025	2026	2025
Cash flows from operating activities
Loss before income taxes		(749,889)	(1,128,676)	(167,195)	(888,863)
Adjustments for:
Restricted cash		152	(184)	(5,594)	(114,600)
Dividends received from subsidiaries and associates		—	14,110	7,902	4,277
Dividends received from joint venture		—	5,184	—	45,640
Dividends received from finance investment		8,974	87,608	8,974	87,608
Other financial assets		—	—	(66)	(80)
Cash in the incorporation operation		—	10,089	—	—
Acquisition of property, plant and equipment, intangible and contract assets		(3,453)	(3,797)	(2,297,845)	(2,284,909)
Proceeds from the sale of investments		—	8,892,802	—	8,892,802
Related parties		—	25,592	—	25,592
Acquisition of subsidiary		—	—	—	(213,086)
Payment of derivative financial instruments, except debt		(282,637)	(981,504)	(282,637)	(981,504)
Cash received on the sale of fixed asset and intangible asset		—	—	34,787	1,024
Net cash (used in) generated from investing activities		(1,962,077)	8,926,540	(3,567,116)	5,946,122

Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.2	—	2,442,980	2,686,736	6,486,495
Principal repayment of loans, borrowings and debentures	5.2	(3,757,584)	(7,148,782)	(7,752,385)	(11,504,819)
Payment of interest on loans, borrowings and debentures	5.2	(553,805)	(459,313)	(1,627,737)	(1,271,271)
Payment of derivatives financial instruments		(565,611)	(213,110)	(1,316,126)	(938,580)
Proceeds from derivative financial instruments		3,315	347,361	28,284	979,572
Principal repayment of leases		(2,187)	(1,822)	(160,920)	(143,920)
Payment of interest on leases		(472)	(666)	(98,247)	(98,596)
Capital increase		—	—	1,058	—
Capital reduction in associates		—	—	—	(486,240)
Related parties		(2,017,479)	(1,223,068)	—	—
Payments to redeem entity’s shares and acquisition of treasury shares	10	(270,533)	(34,022)	(270,533)	(34,022)
Proceeds from the sale of treasury shares	10	31,984	—	31,984	—
Acquisition of non-controlling shareholders’ shares- Cosan Nove		—	(2,169,000)	—	(2,169,000)
Dividends paid		—	—	(90)	(44,032)
Dividends paid for preferred shares		—	—	—	(371,000)
Gain on banking operations with derivatives		—	22,100	—	22,100
Net cash (used in) generated from financing activities		(7,132,372)	(8,437,342)	(8,477,976)	(9,573,313)

(Decrease) increase in cash and cash equivalents		(9,164,825)	534,891	(9,573,983)	(1,897,287)

Cash and cash equivalents at the beginning of the period		15,383,305	2,201,267	27,243,683	16,903,542
Effect of the foreign exchange rate changes		(1,860)	(3,636)	(205,723)	(197,172)
Cash and cash equivalents at the end of the period		6,216,620	2,732,522	17,463,977	14,809,083

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

12

Interim statement of cash flows
(In thousands of Brazilian reais - R$)

Non-cash transactions:

The Company presents its individual and consolidated Cash flows statements using the indirect method. During the three-month period ended March 31, 2026, the following transactions did not involve cash or cash equivalents and are therefore not reflected in the parent company's and consolidated Cash flows statements:

(i)    Recognition of right-of-use assets as a counterpart to the lease liability, in the amount of R$ 564,946 (R$ 135,098 as of March 31, 2025), resulting from monetary adjustment based on contractual indices and the execution of new lease agreements.

(ii)   Acquisition of tangible and intangible assets on a deferred payment basis, in the amount of R$ 516,674 (R$ 567,019 as of March 31, 2025).

Presentation of interest and dividends:

The Company classifies dividends and interest on equity received as Cash flows from investing activities. Dividends and interest on equity paid are classified as Cash flows from financing activities.

13

Interim statement of value added
(In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	Period of three months ended March 31,
	2026	2025	2026	2025 Restated (Note 3.1)
Revenue
Net sales	—	—	10,144,646	10,641,969
Capitalization of assets constructed for own use	—	—	2,201,236	1,284,183
Other income, net	9,852	218,008	400,789	639,449
Impairment loss on trade receivables	—	—	(1,138)	(11,110)
	9,852	218,008	12,745,533	12,554,491
Inputs purchased from third parties
Cost of sales	—	—	7,004,744	6,485,994
Materials, energy, third-party services and other	42,175	39,748	827,205	724,228
Impairment	—	—	168,104	285,608
	42,175	39,748	8,000,053	7,495,830

Gross value added	(32,323)	178,260	4,745,480	5,058,661

Retention
Depreciation and amortization	5,396	4,713	971,396	967,894
Net value added	(37,719)	173,547	3,774,084	4,090,767

Value added transferred in
Interest in earnings (losses) of subsidiaries and associates	117,844	(493,236)	48,676	19,049
Interest in losses of joint ventures	(1,032)	(128,194)	(4,363)	(1,139,047)
Finance income	627,355	1,303,826	1,437,834	2,831,865
	744,167	682,396	1,482,147	1,711,867

Value added to be distributed	706,448	855,943	5,256,231	5,802,634

Distribution of value added
Personnel and payroll charges	29,394	45,508	889,975	845,288
Direct remuneration	27,274	38,243	812,706	738,191
Benefits	2,403	4,530	47,858	77,561
FGTS and other	(283)	2,735	29,411	29,536

Taxes, fees and contributions	845,685	671,267	1,704,667	2,137,093
Federal	842,660	667,807	1,147,409	1,411,485
State	—	1	510,710	683,991
Municipal	3,025	3,459	46,548	41,617

Financial expenses and rents	1,414,719	1,927,063	4,006,568	4,755,651
Interest and foreign exchange variation	1,309,096	1,827,712	3,593,618	4,367,012
Rents	4	—	42,079	25,021
Other	105,619	99,351	370,871	363,618

Equity remuneration	(1,583,350)	(1,787,895)	(1,344,979)	(1,935,398)
Proposed dividends	—	—	3,229	—
Non-controlling interests	—	—	238,371	(147,503)
Loss for the year	(1,583,350)	(1,787,895)	(1,586,579)	(1,787,895)

The accompanying notes are an integral part of the individual and consolidated financial statements.

14

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

1 Operations context

Cosan S.A. ("Cosan" or "the Company") is a publicly held Brazilian corporation listed on the Novo Mercado, the highest corporate governance tier of B3 S.A. — Brasil Bolsa Balcão ("B3"), under the trading symbol "CSAN3." The Company's American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE) under the ticker symbol "CSAN." Cosan is a sociedade anônima incorporated under the laws of Brazil with no fixed term and is headquartered in São Paulo, State of São Paulo. The Company's controlling shareholder is Mr. Rubens Ometto Silveira Mello.

As of March 31, 2026, the Cosan Corporate segment comprised the following entities:

15

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint ventures. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Itaú Unibanco S.A. (“Itaú”) holds preferred shares corresponding to a 12.73% stake in Cosan Nove Participações S.A. (“Cosan Nove”), which has a direct 39.06% stake in Raízen S.A. (“Raízen”).

2 Relevant events of the period
2.1 Investments

2.1.1 - Fire at the Moove lubricant factory - Compensation received

As disclosed in the financial statements ended December 31, 2025, the indirectly controlled subsidiary Cosan Lubricants e Especialidades SA ("CLE" – Moove segment) entered into a final settlement agreement with the insurance companies regarding the fire that occurred in February 2025 at the Ilha do Governador Complex, covering compensation for material damages and lost profits.

In January 2026, the insurance companies fully settled the remaining balance of the insurance indemnity (amount due under the insurance contract), in the amount of R$ 433,683, an amount already recognized as an receivable in current assets as of December 31, 2025.

2.1.2 - Disposal of equity interest in Vale S.A. ("Vale")

On January 12, 2026, the Company sold its remaining stake in Vale for R$ 319,723. Additionally, on January 9 and 12, 2026, the Company prepaid its call spread derivatives structure relating to 4,268,720 shares. This transaction resulted in a cash inflow of R$ 91,853.

2.1.3 - Settlement of the total return swap (“TRS”) agreement backed by treasury shares

On January 15, 2026, the Company settled the derivative instrument (TRS) agreement entered into with Banco Santander (Brasil) S.A. (“Santander”), backed by shares of its own issuance. As a result of the settlement, the Company acquired 52,611,312 common shares of its own issuance (ticker: CSAN3), for a total amount of R$ 270,533.

16

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

As of the authorization date of these interim financial statements, the Company did not hold any other derivative contracts linked to shares of its own issuance.

2.1.4 - Going concern uncertainty related to the joint venture Raízen S.A.

The Company holds a significant stake in Raízen, classified as a joint venture and accounted for using the equity method. As of February 12, 2026, Raízen disclosed, in its interim financial statements, significant uncertainty regarding its ability to maintain operational continuity.

Given this scenario, Raízen revised the assumptions used in the impairment tests of its assets, making the necessary adjustments and provisions. These events, coupled with the high level of indebtedness, resulted in significant losses and negative shareholders’ equity of R$ 1,132,503 thousand as of December 31, 2025. At the time of authorization for the issuance of these financial statements, no formal capital increase agreement had been entered into.

The Company's management assessed that this event does not compromise the Company's ability to maintain its operational continuity, since it has a solid capital structure and adequate liquidity to honor its obligations when they mature.

Based on information available as of December 31, 2025, the investment in Raízen was reduced to zero on the Company's balance sheet, without the recognition of any additional liability. This is because the Company concluded, together with its legal advisors, through the analysis of contracts, corporate documents and other documents related to Raízen, that it has no legal or constructive obligations to provide financial support to Raízen. Management will continue to monitor the progress of Raízen's corporate and financial restructuring process, and any impacts will be recognized in the periods in which they occur.

On March 4, 2026, Raízen SA released a material fact informing about measures to strengthen its capital structure, including seeking a negotiated solution with its financial creditors. On March 11, 2026, Raízen S.A. filed for Extrajudicial Reorganization, a restructuring of a strictly financial nature, which does not cover obligations to customers, suppliers, resellers, and other business partners. On March 12, 2026, it was announced that the 3rd Bankruptcy and Judicial Reorganization Court of the São Paulo District approved the processing of the extrajudicial reorganization of Raízen and certain subsidiaries. This decision resulted in the suspension, for a period of 180 days, of legal actions and enforcement measures related to the credits covered by the procedure, as well as a 90-day period for proving the quorum necessary for judicial approval of the plan, in accordance with Law No. 11.101/2005. As also evidenced by Raízen S.A. in a material fact disclosed on March 11, 2026, the extrajudicial recovery plan may involve: (i) the capitalization of the Raízen Group by its shareholders; (ii) the conversion of part of the Subject Credits into equity participation in the company; (iii) the replacement of part of the Subject Credits with new debt; (iv) corporate reorganizations aimed at segregating a portion of the businesses currently conducted by the Raízen Group; and (v) the sale of assets of the Raízen Group.

17

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Raízen remains in negotiations with its financial creditors and awaits judicial approval of the plan to define the renegotiation of its liabilities, as well as alternatives for raising the necessary funds for operations and Cash flows in future periods.

2.1.5 - Transactions with Cosan Dez preferred shareholders

On February 19, 2026, Bradesco BBI SA ("Bradesco") exercised its conversion right under the shareholders' agreement and converted its Class B preferred shares in Cosan Dez Participações SA ("Cosan Dez"), representing 4.99% of the subsidiary's share capital, into Class D preferred shares. After the conversion, these shares represented 11.50% of Cosan Dez's share capital.

On March 31, 2026, BTG Pactual Holding Participações S.A. (“BTG”) exercised its conversion right under the shareholders' agreement and converted its Class A preferred shares in Cosan Dez, representing 4.99% of the subsidiary's share capital, into Class C preferred shares. After the conversion, these shares represented 11.50% of Cosan Dez's share capital.

The transaction was completed in accordance with the terms of the existing shareholders' agreement.

18

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

2.2 New debts

2.2.1 - Early repayments

On January 16, 2026, Cosan S.A. announced the total early redemption of the debentures from the 1st series of the 4th issuance and the 6th issuance, both with a redemption date of February 2, 2026, according to the values below:

(i)	First Series of the 4th Issue: The total redemption value was R$ 400,000, plus the remuneration calculated pro rata temporis from the date of the last remuneration payment until the date of the actual payment, and the premium.
(ii)	6th Issue: The total redemption value was R$ 166,178, plus the interest calculated pro rata temporis from the date of the last interest payment until the date of the actual payment, and the premium.

In February 2026, the subsidiary Cosan Luxembourg S.A. (“Cosan Lux”) fully redeemed the bonds maturing in 2029, in the principal amount of R$ 2,622,288 (equivalent to US$ 504,228), through the exercise of the early call clause, and, in the same period, continuing the liability management strategy previously disclosed to the market, also fully redeemed the senior notes maturing in June 2030 (“Bond 2030”), in the principal amount of R$ 1,400,698 (representing US$ 269,334), and the senior notes maturing in January 2031 (“Bond 2031”), in the principal amount of R$ 1,560,180 (representing US$ 300,000).

With the aforementioned redemptions, we have paid approximately R$ 6.2 billion in debt to date, reinforcing our commitment to reducing debt, financing costs, and improving our capital structure.

2.2.2 - Debts incurred during the period

Segment/Type	Date	Incidence of interest	Index	Objective	Funding cost	Value	Maturity
Compass
Debentures	03/25/2026	Six-monthly	CDI + 0.75% p.a.	Capital management	(9,036)	1,500,000	03/15/2029
Debentures	03/18/2026	Six-monthly	CDI + 0.85% p.a.	Investments	(3,526)	600,000	03/16/2029
Debentures	03/05/2026	Six-monthly	IPCA + 6.89% p.a.	Investments	(27,954)	506,000	08/01/2041
BNDES	03/27/2026	Monthly	Fixed rate (7.89% p.a.)	Investments	—	107,690	09/16/2041
BNDES	03/27/2026	Monthly	Fixed rate (9.00% p.a.)	Investments	(449)	13,310	09/16/2041

19

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

3  Statement of compliance and material accounting policies

The condensed interim individual and consolidated financial statements, contained in the Interim Financial Reporting, have been prepared and are being presented in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Statements, International Accounting Standard (IAS 34) - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), the Brazilian Corporation Law and the rules of the Brazilian Securities Commission (“CVM”) applicable to the preparation of Interim Financial Reporting.

These condensed interim financial statements should be read in conjunction with the Company's annual consolidated financial statements for the fiscal year ended December 31, 2025 (“annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”). However, selected explanatory notes have been included to clarify events and transactions relevant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

The presentation of the Interim Statement of Value-Added (“VAS”), both individual and consolidated, is required by Brazilian corporate law and by the accounting practices adopted in Brazil applicable to publicly traded companies. The VAS was prepared in accordance with the criteria established in Technical Pronouncement CPC 09 - Statement of Value Added. The IFRS (International Financial Reporting Standards) do not require the presentation of this statement; therefore, it is presented as supplementary information to the individual and consolidated interim financial statements.

These individual and consolidated condensed interim financial statements have been prepared using the same basis of preparation and accounting policies adopted in the preparation of the financial statements for the year ended December 31, 2025. All balances have been rounded to the nearest thousand, except where otherwise indicated.

The relevant information specific to the condensed interim financial statements, and only that information, is disclosed and corresponds to the information used by management in managing the Company.

These condensed interim financial statements were authorized for issue by the Board of Directors on May 14, 2026.

3.1  Restatement in the statement of value added

The Company restated certain items in the Statement of Added Value (DVA) for the period ended March 31, 2025, in compliance with CVM Resolution 199/2024, to ensure comparability with the 2025 fiscal year. The adjustments resulted in the following reclassifications:

(i)	Correction of amounts previously presented in “Inputs purchased from third parties” and in “Net sales” to the line items “Capitalization of assets constructed for own use,” "Other income, net," “Personnel and payroll charges,” “Taxes, fees and contributions,” and “Financial expenses and rent.”
(ii)	Change in the accounting policy for assets constructed for own use to recognize in the DVA, as revenue, the construction of new assets and the structural expansion of existing assets that result in capacity expansion.

20

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

These adjustments did not have a material impact on the ratios in the separate and consolidated financial statements.

	Consolidated
	Period of three months ended March, 31
	2025 (Reported)	Restatement	2025 Restated
Revenue
Net sales of products and services.	10,946,098	(304,129)	10,641,969
Construction revenue assets for own use.	—	1,284,183	1,284,183
Other operating income, net	639,449	—	639,449
Impairment loss on accounts receivable	(11,110)	—	(11,110)
	11,574,437	980,054	12,554,491
Inputs purchased from third parties
Cost of goods sold and services provided	6,015,910	470,084	6,485,994
Materials, energy, third-party services and other	484,732	239,496	724,228
	6,786,250	709,580	7,495,830
Gross value added	4,788,187	270,474	5,058,661
Retention
Depreciation and amortization	967,894	—	967,894
Net Value Added Produced	3,820,293	270,474	4,090,767
Value Added Received by Transfer
Interest in earnings of subsidiaries and associates	19,049	—	19,049
Interest in losses of joint ventures	(1,139,047)	—	(1,139,047)
Finance income	2,831,865	—	2,831,865
	1,711,867	—	1,711,867
Value added to be distributed	5,532,160	270,474	5,802,634
Distribution of value added	5,532,160	270,474	5,802,634
Personnel and payroll charges	679,116	166,172	845,288
Direct remuneration	577,358	160,833	738,191
Benefits	72,222	5,339	77,561
Government severance indemnity fund for employees and other	29,536	—	29,536
Taxes, fees and contributions	2,130,166	6,927	2,137,093
Federal	1,411,485	—	1,411,485
State	683,991	—	683,991
Municipal	34,690	6,927	41,617
Financial expenses and rents.	4,658,276	97,375	4,755,651
Interest and foreign exchange variation	4,275,125	91,887	4,367,012
Rents	19,533	5,488	25,021
Other	363,618	—	363,618
Remuneration of equity capital	(1,935,398)	—	(1,935,398)
Non-controlling interests	(147,503)	—	(147,503)
Result of the period	(1,787,895)	—	(1,787,895)

21

4. Segment information

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

1)	Compass: core activities include (i) distribution of piped natural gas in Brazil, serving customers in the industrial, residential, commercial, automotive, thermoelectric generation, and cogeneration segments; (ii) natural gas marketing; (iii) development of infrastructure projects; (iv) production, handling, and commercialization of biomethane; and (v) construction, operation, and maintenance of liquefied natural gas regasification and transfer facilities.
2)	Moove: engages in the production, formulation, and distribution of high-performance lubricants, base oils, and specialties, headquartered in Brazil with operations in 10 countries across South America, North America, and Europe. It distributes and sells products under the Mobil brand and various proprietary brands to different end markets, including industrial, commercial, and passenger and commercial vehicle segments.
3)	Rumo: provides logistics services for rail transportation, storage, and port loading of commodities—primarily grains and sugar—locomotive and railcar leasing and other rail equipment, and container operations.
4)	Radar: a leader in agricultural property management, Radar invests in a diversified portfolio with high appreciation potential through holdings in Radar, Tellus, and Janus companies.
5)	Cosan Corporate: represents Cosan's corporate structure, comprising (i) senior management and corporate teams that incur general and administrative expenses and other operating expenses (income), including pre-operational investments; (ii) equity method results from investments; and (iii) financial results attributable to cash and debt of the parent company, intermediate holdings (Cosan Nove and Cosan Dez), offshore finance companies, and investment in the Climate Tech Fund, a venture capital fund managed by Fifth Wall specializing in technological innovation.

As of March 31, 2026, the Company ceased presenting segment information related to its investee Raízen. This decision reflects the fact that: (i) the carrying amount of the investment has been fully reduced to zero; (ii) equity-accounted results are no longer recognized; and (iii) the investee is no longer expected to have a prospective impact on the Company’s equity. Under these circumstances, Management concluded that separate disclosure of this investment is no longer material to the financial statements as a whole, in accordance with the materiality principles set out in CPC 26 (R1) – Presentation of Financial Statements and CPC 21 (R1) – Interim Financial Reporting, which require judgment based on the relevance of information to users. Accordingly, the Company revised its segment reporting presentation for the three-month period ended March 31, 2026, and retrospectively restated the comparative information for the corresponding prior-year period ended March 31, 2025. This change did not affect the previously reported totals, as the investee had already been fully eliminated in the consolidated financial statements, given its classification as a joint venture.

22

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Period of three months ended March 31, 2026
	Reported segments					Reconciliation
	Compass	Moove	Rumo	Radar	Cosan Corporate	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	3,163,641	2,456,526	3,282,303	127,622	28	(1,320)	9,028,800
Cost of sales	(2,305,909)	(1,815,966)	(1,832,464)	—	—	1,320	(5,953,019)
Gross profit	857,732	640,560	1,449,839	127,622	28	—	3,075,781
Selling expenses	(42,109)	(390,257)	(11,448)	—	—	—	(443,814)
General and administrative expenses	(192,897)	(120,478)	(165,303)	(22,533)	(46,200)	—	(547,411)
Other operating income (expenses), net	323,531	6,630	(57,806)	(2,024)	(35,382)	—	234,949
Impairment	—	—	(168,104)	—	—	—	(168,104)
Interest in earnings (losses) of subsidiaries and associates	32,000	—	16,687	—	421,056	(421,067)	48,676
Interest in losses of joint ventures	—	—	(3,341)	—	(1,022)	—	(4,363)
Finance results net	(424,627)	(13,427)	(845,839)	9,221	(1,088,237)	—	(2,362,909)
Finance expense	(611,466)	(56,451)	(997,612)	(3,462)	(1,179,183)	—	(2,848,174)
Finance income	234,756	43,501	387,665	12,683	338,071	—	1,016,676
Net Foreign exchange variation	46,386	87,919	291,625	—	276,588	—	702,518
Net loss on derivatives	(94,303)	(88,396)	(527,517)	—	(523,713)	—	(1,233,929)
Income tax	(171,378)	(38,074)	(116,960)	(17,801)	(833,571)	—	(1,177,784)
Net profit (loss) for the period	382,252	84,954	97,725	94,485	(1,583,328)	(421,067)	(1,344,979)
Profit (loss) attributable to:
Owners of the Company	304,284	59,475	28,268	29,040	(1,583,350)	(421,067)	(1,583,350)
Non-controlling interests	77,968	25,479	69,457	65,445	22	—	238,371
	382,252	84,954	97,725	94,485	(1,583,328)	(421,067)	(1,344,979)
Other selected information
Depreciation and amortization	350,667	99,155	516,093	68	5,413	—	971,396
EBITDA	1,328,924	235,610	1,576,617	103,133	343,893	(421,067)	3,167,110
Additions to PP&E, intangible assets and contract assets	493,065	26,924	1,773,722	681	3,453	—	2,297,845
EBITDA reconciliation
Profit (loss) for the period net	382,252	84,954	97,725	94,485	(1,583,328)	(421,067)	(1,344,979)
Income taxes	171,378	38,074	116,960	17,801	833,571	—	1,177,784
Finance results net	424,627	13,427	845,839	(9,221)	1,088,237	—	2,362,909
Depreciation and amortization	350,667	99,155	516,093	68	5,413	—	971,396
EBITDA	1,328,924	235,610	1,576,617	103,133	343,893	(421,067)	3,167,110

23

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Period of three months ended March 31, 2025 (Restated)
	Reported segments					Reconciliation
	Compass	Moove	Rumo	Radar	Cosan Corporate	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	4,209,600	2,341,582	2,966,750	152,078	48	(7,457)	9,662,601
Cost of sales	(3,395,697)	(1,710,940)	(1,683,563)	(9,162)	—	7,457	(6,791,905)
Gross profit	813,903	630,642	1,283,187	142,916	48	—	2,870,696
Selling expenses	(53,956)	(371,841)	(14,259)	—	—	—	(440,056)
General and administrative expenses	(181,465)	(123,242)	(149,241)	(21,875)	(59,209)	—	(535,032)
Other operating income (expenses), net	384,044	(68)	(317,442)	(1,867)	173,856	—	238,522
Interest in earnings (losses) of subsidiaries and associates	25,204	—	(6,151)	21,618	369,663	(391,285)	19,049
Interest in losses of joint ventures	—	—	(3,290)	—	(1,135,757)		(1,139,047)
Finance results net	(370,481)	(58,152)	(767,659)	14,022	(720,725)	—	(1,902,995)
Finance expense	(563,042)	(93,932)	(928,059)	(671)	(1,127,938)	—	(2,713,642)
Finance income	204,674	36,616	313,563	14,693	468,355	—	1,037,901
Foreign exchange, net	161,376	69,913	460,718	—	1,101,957	—	1,793,964
Net loss on derivatives	(173,489)	(70,749)	(613,881)	—	(1,163,099)	—	(2,021,218)
Income tax	(196,797)	(47,303)	(122,322)	(20,626)	(659,487)	—	(1,046,535)
Net income for the period	420,452	30,036	(97,177)	134,188	(2,031,611)	(391,285)	(1,935,398)
Profit (loss) attributable to:
Owners of the Company	346,486	21,028	(30,362)	54,134	(1,787,895)	(391,285)	(1,787,895)
Non-controlling interests	73,966	9,008	(66,815)	80,054	(243,716)	—	(147,503)
	420,452	30,036	(97,177)	134,188	(2,031,611)	(391,285)	(1,935,398)
Other selected data
Depreciation and amortization	309,313	97,008	556,776	68	4,729	—	967,894
EBITDA	1,297,043	232,499	1,349,580	140,860	(646,670)	(391,285)	1,982,026
Additions to PP&E, intangible assets and contract assets	465,701	45,682	1,764,569	5,159	3,798	—	2,284,909
Reconciliation of EBITDA
Profit (loss) for the period net	420,452	30,036	(97,177)	134,188	(2,031,611)	(391,285)	(1,935,398)
Income tax	196,797	47,303	122,322	20,626	659,487	—	1,046,535
Finance results net	370,481	58,152	767,659	(14,022)	720,725	—	1,902,995
Depreciation and amortization	309,313	97,008	556,776	68	4,729	—	967,894
EBITDA	1,297,043	232,499	1,349,580	140,860	(646,670)	(391,285)	1,982,026

24

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	March 31, 2026
	Reported segments					Reconciliation
	Compass	Moove	Rumo	Radar	Cosan Corporate	Eliminations between segments	Consolidated
Statement of financial position:
Cash and cash equivalents	4,385,936	1,231,771	5,424,355	30,498	6,391,417	—	17,463,977
Marketable securities	1,582,950	386,733	369,276	276,945	1,323,011	—	3,938,915
Trade receivables	1,809,207	1,312,541	828,798	357,921	—	—	4,308,467
Derivative financial instruments	343,167	—	1,842,100	—	17,706	—	2,202,973
Inventories	247,204	1,397,091	259,189	—	—	—	1,903,484
Sectorial financial assets	823,024	—	—	—	—	—	823,024
Other financial assets	—	344	—	—	—	—	344
Other current assets	687,804	301,776	1,343,745	29,608	2,064,377	(523,155)	3,904,155
Other non-current assets	1,975,746	336,305	3,918,550	56,879	1,132,315	(160,521)	7,259,274
Investment in subsidiaries and associates	1,331,529	—	371,060	—	16,479,821	(16,471,004)	1,711,406
Investment in joint ventures	—	—	45,504	—	11,393	—	56,897
Investment property	—	—	—	18,222,462	—	—	18,222,462
Contract assets	995,105	2,446	—	—	—	—	997,551
Right-of-use assets	1,596,473	275,813	7,764,656	2,721	10,922	—	9,650,585
Property, plant and equipment	1,925,581	825,546	25,155,357	10	43,371	—	27,949,865
Intangible assets	17,346,769	2,844,571	6,393,058	—	11,029	—	26,595,427
Loans, borrowings and debentures	(17,169,674)	(3,308,733)	(22,890,823)	—	(15,132,389)	—	(58,501,619)
Derivatives financial instruments - Liabilities	(248,244)	(89,741)	(1,931,253)	—	(75,736)	—	(2,344,974)
Trade payables	(1,071,501)	(1,754,817)	(983,006)	(20,065)	(2,087)	—	(3,831,476)
Employee benefits payables	(160,782)	(92,564)	(275,445)	—	(17,073)	—	(545,864)
Sectorial financial liabilities	(2,311,239)	—	—	—	—	—	(2,311,239)
Other current liabilities	(1,109,898)	(331,729)	(1,642,093)	(150,787)	(639,530)	523,146	(3,350,891)
Leases	(1,889,248)	(291,527)	(4,175,272)	(2,995)	(15,968)	—	(6,375,010)
Put option liability on subsidiary shares	—	—	—	—	(3,994,832)	—	(3,994,832)
Liability from financing secured by shares	—	—	—	—	(2,909,136)	—	(2,909,136)
Other non-current liabilities	(3,216,096)	(626,988)	(7,715,166)	(832,192)	(1,203,889)	160,536	(13,433,795)
Total assets (net of liabilities) allocated by segment	7,873,813	2,418,838	14,102,590	17,971,005	3,494,722	(16,470,998)	29,389,970
Total Asset	35,050,495	8,914,937	53,715,648	18,977,044	27,485,362	(17,154,680)	126,988,806
Equity attributable to:
Controlling shareholders	5,039,813	1,695,792	4,211,911	5,523,482	3,493,749	(16,470,998)	3,493,749
Non-controlling interests	2,834,000	723,046	9,890,679	12,447,523	973	—	25,896,221
Total shareholders' equity	7,873,813	2,418,838	14,102,590	17,971,005	3,494,722	(16,470,998)	29,389,970

25

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	December 31, 2025 (Restated)
	Reported segments					Reconciliation
	Compass	Moove	Rumo	Radar	Cosan Corporate	Eliminations between segments	Consolidated
Statement of financial position:
Cash and cash equivalents	3,430,108	1,246,014	7,018,132	19,614	15,529,815	—	27,243,683
Marketable securities	1,471,735	526,815	416,287	143,605	434,151	—	2,992,593
Trade receivables	1,541,952	1,071,055	667,292	388,864	—	—	3,669,163
Derivative financial instruments	218,195	37,689	1,804,841	—	206,383	—	2,267,108
Inventories	209,199	1,496,570	263,489	—	—	—	1,969,258
Sectorial financial assets	728,954	—	—	—	—	—	728,954
Other financial assets	4,823	980	—	2	—	—	5,805
Other current assets	703,324	715,511	1,204,266	33,085	1,956,812	(496,920)	4,116,078
Other non-current assets	1,896,910	262,010	3,800,660	53,257	1,943,783	(45,082)	7,911,538
Investment in subsidiaries and associates	1,315,190	—	396,810	—	16,077,939	(16,068,631)	1,721,308
Investment in joint ventures	—	—	48,847	—	11,509	—	60,356
Investment property	—	—	—	18,221,781	—	—	18,221,781
Contract assets	1,041,771	2,842	—	—	—	—	1,044,613
Right-of-use assets	1,555,212	300,064	7,792,217	2,787	12,649	—	9,662,929
Property, plant and equipment	1,942,618	861,572	23,948,573	11	42,951	—	26,795,725
Intangible assets	17,287,600	2,985,630	6,421,681	—	11,715	—	26,706,626
Loans, borrowings and debentures	(15,320,793)	(4,041,589)	(23,123,837)	—	(21,740,912)	—	(64,227,131)
Derivatives financial instruments - Liabilities	(266,293)	(39,034)	(1,789,709)	—	(585,633)	—	(2,680,669)
Trade payables	(1,326,372)	(1,611,538)	(1,138,378)	(20,259)	(955)	—	(4,097,502)
Employee benefits payables	(254,954)	(134,823)	(361,583)	—	(43,664)	—	(795,024)
Sectorial financial liabilities	(2,265,261)	—	—	—	—	—	(2,265,261)
Other current liabilities	(1,323,621)	(368,683)	(1,691,879)	(125,930)	(775,130)	494,830	(3,790,413)
Leases	(1,930,232)	(316,221)	(4,145,148)	(3,054)	(18,145)	—	(6,412,800)
Put option liability on subsidiary shares	—	—	—	—	(3,844,648)	—	(3,844,648)
Liability from financing secured by shares	—	—	—	—	(2,804,606)	—	(2,804,606)
Other non-current liabilities	(3,223,563)	(581,184)	(7,484,119)	(839,318)	(1,108,835)	47,187	(13,189,832)
Total asset (net of liabilities) allocated by segment	7,436,502	2,413,680	14,048,442	17,874,445	5,305,179	(16,068,616)	31,009,632
Total Asset	33,347,591	9,506,752	53,783,095	18,863,006	36,227,707	(16,610,633)	135,117,518
Equity attributable to:
Owners of the Company	4,687,098	1,692,100	4,196,013	5,493,405	5,304,228	(16,068,616)	5,304,228
Non-controlling interests	2,749,404	721,580	9,852,429	12,381,040	951	—	25,705,404
Total shareholders' equity	7,436,502	2,413,680	14,048,442	17,874,445	5,305,179	(16,068,616)	31,009,632

26

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

4.1 Net sales to external customers by product/customer type
	Period of three months ended March, 31
	2026	2025 (Restated)
Reported segments
Compass
Natural Gas distribution
Industrial (i)	1,309,449	2,469,442
Residential	556,179	524,343
Cogeneration	61,855	111,346
Automotive	100,115	111,236
Commercial	212,969	210,759
Construction revenue	359,198	304,129
Other	71,032	91,381
	2,670,797	3,822,636
Marketing & services
Comercialização de gás	492,844	386,964
	3,163,641	4,209,600
Moove
Finished product	2,147,963	2,045,129
Base oil	163,207	141,743
Services	145,356	154,710
	2,456,526	2,341,582
Rumo
Northern operations	2,671,654	2,387,684
Southern operations	411,433	406,410
Container operations	199,216	172,656
	3,282,303	2,966,750
Radar
Lease and sale of property	127,622	152,078
Cosan Corporate
Services	28	48
Total	9,030,120	9,670,058
Reconciliation
Adjustments and eliminations	(1,320)	(7,457)
Total	9,028,800	9,662,601

(i)	The variation is attributable to customers that migrated to the free market contracting environment during 2025 and 2026.

27

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

4.2 Information on geographical area
	Period of three months ended March 31,
	2026	2025
	Net revenue
Brazil	7,560,607	8,166,677
Europe (i)	860,889	818,667
Latin America (ii)	97,493	96,411
United States of America	504,312	567,488
Asia and other (iii)	5,499	13,358
Total	9,028,800	9,662,601

(i)	England, France, Spain and Portugal;
(ii)	Argentina, Bolivia, Uruguay and Paraguay; and
(iii)	Singapore, United Arab Emirates and Oceania.
28

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5 Financial assets and liabilities

Financial assets and liabilities are presented according to the classifications shown below:

		Parent Company		Consolidated
	Note	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	1,472,136	22,047	4,337,940	2,525,668
Marketable securities		1,236,948	330,388	3,938,915	2,992,593
Derivative financial instruments	5.3	17,706	206,384	2,202,973	2,267,108
Other financial assets		—	—	344	5,805
		2,726,790	558,819	10,480,172	7,791,174
Amortized cost
Cash and cash equivalents	5.1	4,744,484	15,361,258	13,126,037	24,718,015
Trade receivables		—	—	4,308,467	3,669,163
Restricted cash		34	186	232,484	228,768
Receivables from related parties	5.4	241,953	220,312	222,702	219,897
Sectorial financial assets		—	—	823,024	728,954
Judicial deposits	9	352,781	351,904	1,081,122	1,072,982
Dividends and interest on equity receivable	10	86,320	87,224	85,759	35,410
Indemnifiable financial asset		—	—	670,850	557,475
		5,425,572	16,020,884	20,550,445	31,230,664
Total		8,152,362	16,579,703	31,030,617	39,021,838
Liabilities
Amortized cost
Loans, borrowings and debentures		(12,489,796)	(16,388,391)	(27,536,023)	(32,945,289)
Trade payables	5.5	(2,020)	(870)	(3,831,476)	(4,097,502)
Consideration payable		—	—	(150,914)	(195,057)
Other financial liabilities		—	—	(842,052)	(1,096,884)
Leases		(15,968)	(18,145)	(6,375,010)	(6,412,800)
Railroad concession payable		—	—	(4,124,878)	(3,988,245)
Related parties payables	5.4	(3,510,906)	(5,631,481)	(338,931)	(322,082)
Obligation to repurchase shares in subsidiaries	5.8	(3,994,832)	(3,844,648)	(3,994,832)	(3,844,648)
Liabilities arising from financing secured by shares		(2,909,136)	(2,804,606)	(2,909,136)	(2,804,606)
Dividends payable		—	—	(231,804)	(226,484)
Sectorial financial liabilities		—	—	(2,311,239)	(2,265,261)
Installment of tax debts		(149,318)	(145,173)	(161,827)	(161,182)
		(23,071,976)	(28,833,314)	(52,808,122)	(58,360,040)
Fair value through profit or loss
Loans, borrowings and debentures		—	—	(30,965,596)	(31,281,843)
Derivative financial instruments	5.3	(75,735)	(585,633)	(2,344,974)	(2,680,669)
Other accounts payable		—	—	(11,854)	(11,854)
		(75,735)	(585,633)	(33,322,424)	(33,974,366)
Total		(23,147,711)	(29,418,947)	(86,130,546)	(92,334,406)

29

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.1 Cash and cash equivalents

	Parent Company		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Cash and bank accounts	835	269,333	293,697	412,340
Savings account	27,876	36,083	776,017	986,011
Financial investments	6,187,909	15,077,889	16,394,263	25,845,332
Total	6,216,620	15,383,305	17,463,977	27,243,683

Financial investments are structured as follows:

	Parent Company		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Applications in investment funds
Repurchase agreements	1,317,630	7,687	2,713,332	410,172
Certificate of bank deposits – CDB	154,506	14,360	652,812	964,949
Other investments	—	—	971,796	1,150,547
	1,472,136	22,047	4,337,940	2,525,668
Applications in banks
Repurchase agreements	—	—	96,355	127,577
Certificate of bank deposits – CDB	4,715,773	15,055,842	11,959,968	23,192,087
	4,715,773	15,055,842	12,056,323	23,319,664
Total	6,187,909	15,077,889	16,394,263	25,845,332

5.2 Loans, borrowings and debentures

a) Composition

	Financial charges		Parent Company
Description	Average debt Index	Average annual interest rate	March 31, 2026	December 31, 2025
Debentures	CDI + 1.25%	16.09%	11,006,542	11,548,920
Debentures	IPCA + 5.75%	9.95%	453,188	452,845
Debentures	Fixed rate	7.52%	—	3,358,005
Commercial bank notes	CDI + 1.77%	16.68%	1,030,066	1,028,621
Total			12,489,796	16,388,391
Current			483,211	481,367
Non-current			12,006,585	15,907,024

30

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Financial charges		Consolidated
Description	Average debt Index	Average annual interest rate	March 31, 2026	December 31, 2025
Cosan Corporate
Debentures	CDI + 1.25%	16.09%	11,006,542	11,548,920
Debentures	IPCA + 5.75%	9.95%	453,188	452,845
Commercial bank notes	CDI + 1.77%	16.68%	1,030,066	1,028,621
Perpetual Notes	Fixed rate	8.25%	2,642,593	2,785,877
Senior Notes	Fixed rate	6.48%	—	5,924,649
			15,132,389	21,740,912
Compass
BNDES	IPCA + 4.70%	8.85%	2,753,655	2,794,449
BNDES	Fixed rate	7.93%	341,104	216,351
Loan 4.131	VC + 4.04%	4.04%	791,281	828,619
Loan 4.131	CDI + 0.78%	15.80%	—	392,139
Commercial bank notes	CDI + 1.20%	16.28%	—	54,680
Debentures	CDI + 0.70%	15.46%	7,341,070	5,551,081
Debentures - (Law 12.431)	IPCA + 6.45%	10.32%	5,556,471	5,102,678
Debentures	IGPM + 6.10%	6.10%	386,094	380,797
			17,169,675	15,320,794
Moove
Loan 4.131	CDI + 0.50%	14.89%	—	571,160
Acquisition Finance	SOFR + 1.50%	5.66%	2,000,324	2,104,141
Working capital	SONIA + 1.30%	5.40%	241,328	259,908
Export Credit Note	SOFR + 1.30%	4.95%	273,717	282,516
Export Credit Note	Fixed rate	4.52%	263,684	274,252
Export Prepayment	SOFR + 1.40%	5.04%	529,680	549,611
			3,308,733	4,041,588
Rumo
ACF	IPCA + 6.48%	10.71%	509,593	494,225
BNDES (Finem)	URTJLP + 2.07%	11.32%	1,346,634	1,428,087
BNDES (Finem)	IPCA	4.12%	25,754	27,050
BNDES (Finem)	TR	1.21%	25,512	27,005
CCB (Bank Credit Certificate)	IPCA + 0.94%	4.94%	814,772	814,423
Debentures	CDI + 0.70%	15.70%	251,498	261,172
Debentures (Law 12.431)	IPCA + 5.71%	9.91%	15,132,762	14,906,454
Export Credit Agency ("ECA")	Euribor + 0,58%	2.69%	8,920	19,543
Senior Notes	Fixed rate	4.73%	4,775,377	5,145,878
			22,890,822	23,123,837
Total			58,501,619	64,227,131
Current			3,705,268	3,918,720
Non-current			54,796,351	60,308,411

31

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Movement

	Parent Company	Consolidated
Balance as at January 1, 2025	16,388,391	64,227,131
Proceeds	—	2,686,736
Repayment of principal	(3,757,584)	(7,752,385)
Payment of interest	(553,805)	(1,627,737)
Interest on work in progress	—	(28,965)
Interest, exchange rate and fair value	412,794	996,839
Balance as at December 31, 2025	12,489,796	58,501,619

c) Offset of assets and liabilities

	Segment	March 31, 2026	December 31, 2025
Assets
Credit Linked Notes	Rumo	5,274,128	5,627,660
TRS	Cosan Corporate	—	3,359,856
Total		5,274,128	8,987,516
Liabilities
NCEs	Rumo	(5,274,128)	(5,627,660)
Debentures (i)	Cosan Corporate	—	(3,359,856)
Total		(5,274,128)	(8,987,516)
Net Balance		—	—

(i)	The debenture balance was settled in January 2026 (Note 2.2.1).

32

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

d) Covenants

The Company and its subsidiaries are subject to compliance with various restrictive clauses, both financial and non-financial, established in loan and financing agreements.

As of March 31, 2026, the Company and its subsidiaries were in compliance with all restrictive clauses, both financial and non-financial, stipulated in the aforementioned contracts. Furthermore, some of these debt instruments include cross-default clauses.

5.3 Derivative financial instruments

The Company utilizes derivative instruments, notably swaps, whose fair value is determined based on discounted Cash flows using observable market curves, to manage exposures to foreign exchange, interest rate, and inflation risks. Derivatives are classified according to their economic purpose and hedge accounting qualification.

	Parent Company				Consolidated
	Notional		Fair value		Notional		Fair value
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Exchange rate derivatives
Forward agreements	—	942,987	—	—	(303,704)	(3,082)	(68)	(3,498)
FX option agreements	—	—	—	—	246,000	328,500	8,204	4,739
	—	942,987	—	—	(57,704)	325,418	8,136	1,241
Commodity derivatives
Forward contract - NDF	—	—	—	—	8,258	8,610	7,088	(5,808)
	—	—	—	—	8,258	8,610	7,088	(5,808)
Foreign exchange and interest rate risk
Swap agreements (interest rate)	200,000	350,000	17,707	14,965	200,000	350,000	17,707	14,965
Swap agreements (interest and FX)	2,839,750	8,554,135	(75,736)	(152,998)	12,768,640	18,507,533	(881,268)	(560,354)
Swap agreements (interest and inflation)	—	—	—	—	23,182,277	23,329,194	706,336	377,611
	3,039,750	8,904,135	(58,029)	(138,033)	36,150,917	42,186,727	(157,225)	(167,778)
Share price risk
Swap agreements (TRS)	—	709,561	—	(360,530)	—	709,561	—	(360,530)
Call Spread	—	5,594,212	—	119,314	—	5,594,212	—	119,314
	—	6,303,773	—	(241,216)	—	6,303,773	—	(241,216)

Total of financial instruments			(58,029)	(379,249)			(142,001)	(413,561)

Current assets			—	72,145			199,881	310,981
Non-current assets			17,706	134,239			2,003,092	1,956,127
Current liabilities			(37,460)	(369,813)			(1,694,972)	(1,909,404)
Non-current liabilities			(38,275)	(215,820)			(650,002)	(771,265)
Total			(58,029)	(379,249)			(142,001)	(413,561)

33

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The breakout for debt-related and non-debt derivative financial instruments is presented below:

	Parent Company		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Debt Financial Instruments	(58,029)	(138,034)	(47,787)	(135,554)
Non-debt financial instruments	—	(241,215)	(94,214)	(278,007)
	(58,029)	(379,249)	(142,001)	(413,561)

Derivative financial instruments related to borrowing transactions are used exclusively for economic hedging purposes and do not constitute speculative transactions.

a) Fair value hedge

Through its subsidiaries, the Company applies fair value hedge accounting to certain borrowing transactions. A direct economic relationship exists between the hedged item (fixed-rate loan) and the hedging instrument (interest/currency swap), with alignment across the following dimensions:

•    Equivalent notional amount;

•    Coincident maturity; and

•    Aligned payment schedule.

The Company establishes a hedge ratio close to 1:1, considering the identity of the underlying risk between the derivative and the hedged risk component of the protected item. Hedge effectiveness is assessed using the fair value change comparison method, contrasting changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk.

Principal potential sources of ineffectiveness identified are:

(i)    Reduction or modification of the amount or term of the hedged item; and

(ii)   Changes in the credit risk of the Company or swap counterparties.

34

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Carrying amounts for items designated as hedging instruments were as follows:

				Book value		Accumulated fair value from hedge adjustments
	Subsidiary	Index	Notional	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
FX rate risk hedge
Loans, borrowings and debentures
Designated items
Senior Notes 2028	Rumo	US$ + 5.30%	(2,791,600)	(2,400,717)	(2,575,368)	(227,864)	(230,520)
Senior Notes 2032	Rumo	US$ + 4.20%	(2,824,075)	(2,374,661)	(2,570,510)	(219,881)	(193,000)
Total				(4,775,378)	(5,145,878)	(447,745)	(423,520)

Interest rate risk hedge
Loans, borrowings and debentures
Designated items
BNDES Project VIII	Compass	IPCA + 3.25%	(687,498)	(591,127)	(600,312)	80,507	89,242
Debenture 14th issue - 1st Series	Compass	IPCA + 6.80%	(300,000)	(299,692)	(280,866)	3,969	6,401
Debenture 14th issue - 2nd Series	Compass	IPCA + 6.58%	(700,000)	(696,596)	(717,294)	10,991	15,042
Debentures	Rumo	IPCA + 5.62%	(13,657,901)	(14,505,620)	(14,220,199)	(1,572,825)	(1,544,982)
ACF	Rumo	IPCA + 6.48%	(467,321)	(486,870)	(494,225)	(9,620)	(11,288)
Finem	Rumo	TLP + 2.06%	(18,241)	(19,580)	(21,469)	(1,541)	(1,810)
CCB	Rumo	IPCA + 0.94%	(887,486)	(814,772)	(814,423)	(69,881)	(78,121)
Total				(17,414,257)	(17,148,788)	(1,558,400)	(1,525,516)

35

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

				March 31, 2026		December 31, 2025
	Subsidiary	Index	Notional	Assets	Liabilities	Assets	Liabilities
FX rate risk hedge
Derivative financial
Swap Senior Notes 2028	Rumo	115% CDI	2,791,600	2,413,424	2,744,980	2,591,695	2,852,107
Swap Senior Notes 2032	Rumo	106% CDI	2,824,075	2,412,958	2,693,993	2,612,445	2,801,555
Total				4,826,382	5,438,973	5,204,140	5,653,662

Interest rate risk hedge
Derivative financial
BNDES Project VIII	Compass	99.80% CDI	687,498	611,136	691,622	621,400	712,630
Debenture 14th issue - 1st Series	Compass	90.30% CDI	300,000	311,167	301,628	312,530	308,633
Debenture 14th issue - 2nd Series	Compass	88.27% CDI	700,000	727,723	703,714	729,019	719,685
Swap Debenture	Rumo	104% CDI	13,657,901	14,695,569	14,192,364	14,412,764	14,027,253
ACF	Rumo	96% CDI	467,321	514,928	536,158	499,641	519,387
Finem	Rumo	96% CDI	18,241	20,533	18,346	21,044	19,207
CCB	Rumo	64% CDI	887,486	822,619	891,873	822,384	903,152
Total				17,703,675	17,335,705	17,418,782	17,209,947

b) Fair value option

Certain financial instruments were not designated in formally documented hedge accounting relationships. To eliminate accounting mismatch, the Company elected to irrevocably designate, at initial recognition, certain financial liabilities for measurement at fair value through profit or loss.

This designation applies to the financial liability itself (the hedging instrument), not to the hedged item. Fair value changes attributable to market factors (interest rates, foreign exchange) are recognized in profit or loss for the period. The portion of the change attributable to the Company's own credit risk is recognized directly in shareholders' equity as part of other comprehensive income.

36

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

			Carrying amount		Accumulated fair value
	Index	Notional	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
FX rate risk
Items
PPE - BofA (Moove) (i)	SOFR + 1.40%	(100,000)	(525,714)	(549,611)	3,973	1,862
NCE - CITI (Moove) (i)	SOFR + 1.30%	(50,000)	(270,259)	(282,516)	1,960	976
NCE - HSBC (Moove) (i)	4.52%	(50,000)	(260,456)	(274,252)	3,857	1,283
Export Credit Agreement (Rumo)	EUR + 0.58%	(6,342)	(9,093)	(4,526)	(24)	(8)
Scotiabank 2023 (Compass)	USD + 4.04%	(749,310)	(791,281)	(828,619)	2,295	(625)
Total			(1,856,803)	(1,939,524)	12,061	3,488
Interest rate risk and inflation
Items
BNDES Projects VI e VII (Compass)	IPCA + 4.10%	(72,252)	(63,754)	(67,724)	1,733	2,844
BNDES Project VIII (Compass)	IPCA + 3.25%	(598,239)	(565,623)	(575,321)	34,330	41,068
BNDES Project IX (Compass)	IPCA + 5.74%	(528,697)	(560,304)	(564,266)	43,102	46,209
BNDES Project IX - Sub A (Compass)	IPCA + 5.74%	(286,237)	(289,513)	(291,576)	17,663	19,222
BNDES Project IX - Sub A (Compass)	IPCA + 5.74%	(183,776)	(185,271)	(186,576)	8,597	9,574
BNDES Project IX - Sub B (Compass)	IPCA + 6.01%	(294,631)	(297,734)	(299,933)	18,802	20,339
Debenture 9th issue - 1st Series (Compass)	IPCA + 5.12%	(500,000)	(577,018)	(575,279)	74,846	75,823
Debenture 9th issue - 2nd Series (Compass)	IPCA + 5.22%	(500,000)	(526,673)	(530,740)	126,340	120,271
Debenture 11th issue - 1st Series (Compass)	IPCA + 6.38%	(750,000)	(755,052)	(757,552)	61,397	58,101
Debenture 11th issue - 2nd Series (Compass)	IPCA + 6.45%	(750,000)	(729,808)	(739,987)	75,723	68,957
Debenture 12th issue - Single series (Compass)	IPCA + 7.17%	(600,000)	(636,722)	(619,902)	(13,882)	(18,877)
Debenture 2nd issue - Single series (Compass)	IPCA + 7.44%	(800,000)	(851,232)	(881,057)	5,001	3,057
Debentures (Rumo)	IPCA + 4.68%	—	—	(169,600)	—	(473)
Debentures (Rumo)	IPCA + 4.50%	(600,000)	(880,454)	(788,138)	(54,974)	(63,542)
Total			(6,919,158)	(7,047,651)	398,678	382,573

37

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

			Book value
	Index	Notional	March 31, 2026	December 31, 2025
FX rate risk
Derivatives instruments
PPE - BofA (Moove) (i)	CDI + 0.79%	100,000	(32,954)	10,069
NCE - CITI (Moove) (i)	CDI + 0.60%	50,000	(31,538)	(9,119)
NCE - HSBC (Moove) (i)	CDI + 0.50%	50,000	(25,249)	(2,295)
FX and interest rate swap (Rumo)	BRL + 108% CDI	6,342	2,486	6,000
Scotiabank 2023 (Compass)	CDI + 1.30%	749,310	3,752	69,736
Total			(83,503)	74,391
Interest rate risk and inflation
Derivatives instruments
BNDES Projects VI and VII (Compass)	87.50% CDI	72,252	(1,721)	(3,048)
BNDES Project VIII (Compass)	82.94% CDI	598,239	(34,295)	(42,744)
BNDES Project IX (Compass)	98.90% CDI	528,697	41,640	33,502
BNDES Project IX - Sub A (Compass)	95.55% CDI	286,237	6,288	1,745
BNDES Project IX - Sub A (Compass)	92.35% CDI	183,776	3,713	783
BNDES Project IX - Sub B (Compass)	98.49% CDI	294,631	5,760	1,149
Debenture 9th issue - 1st Series (Compass)	109.20% CDI	500,000	60,483	37,108
Debenture 9th issue - 2nd Series (Compass)	110.60% CDI	500,000	8,943	(7,512)
Debenture 11th issue - 1st Series (Compass)	100.45% CDI	750,000	(12,645)	(37,594)
Debenture 11th issue - 2nd Series (Compass)	99.70% CDI	750,000	(27,050)	(48,653)
Debenture 12th issue – Single series (Compass)	95.66% CDI	600,000	40,312	44,360
Debenture 2nd issue – Single series (Compass)	97.40% CDI	800,000	31,457	(14,363)
Debentures (Rumo)	107% CDI	—	—	24,126
Debentures (Rumo)	103% CDI	600,000	215,483	179,919
Total			338,368	168,778

(i)	Notional presented in thousands of U.S. dollars.

38

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Cash flows hedge

Compass

Indirect subsidiary Edge Comercialização S.A. ("Edge") executed natural gas sales transactions with prices indexed to Brent. To mitigate exposure to volatility in this index, Edge formally designated such contracts as Cash flows hedge relationships.

Indirect subsidiary Terminal de Regaseificação de GNL de São Paulo ("TRSP") adopted hedge accounting to protect against Cash flows variability arising from foreign exchange risk. The strategy consists of using a U.S. dollar-denominated lease liability, already contracted, as a hedge for highly probable future revenues also denominated in U.S. dollars, projected over a 20-year horizon, due 2043.

Effective hedge gains and losses are initially recognized in other comprehensive income and reclassified to profit or loss when the hedged Cash flows actually occur.

Rumo

To mitigate the effects of foreign exchange volatility on highly probable future Cash flows, subsidiary Rumo contracted derivative financial instruments in the form of currency swaps and designated them as Cash flows hedges. The hedging relationship was documented at inception, with prospective effectiveness testing and subsequent retrospective assessment. Hedge effects are recognized in equity within "Other Comprehensive Income" and reclassified to profit or loss when the hedged Cash flows actually occur.

The impact of items protected by hedge accounting on the statement of financial position is presented below:

				Carrying amount
	Subsidiary	Risk	Nocional	March 31, 2026	December 31, 2025
Financial instrument
Future	Edge	Price	(30,185)	(5,748)	(4,654)
Leasing	TRSP	Exchange	3,390,021	(112,677)	(208,509)
Swap exchange rate and interest	Rumo	Exchange	1,063,665	(173,888)	(109,510)
Total				(292,313)	(322,673)
(-) Deferred tax				97,928	109,709

39

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The effect of Cash flows hedging on the income statement and other comprehensive income is shown below:

			Write-offs		Ineffectiveness
	Balance as of January 1, 2026	Designations	Net sales	Cost of sales	Financial results	Balance as of March 31, 2026
Financial instrument
Future	(4,654)	(3,348)	3,716	(1,068)	(396)	(5,750)
Leasing	(208,509)	93,919	1,689	—	226	(112,675)
Swap exchange rate and interest	(109,510)	(81,899)	—	17,521	—	(173,888)
Total	(322,673)	8,672	5,405	16,453	(170)	(292,313)

Sources of hedge accounting ineffectiveness, although historically immaterial, may arise from the following factors:

(i)     Timing mismatches between Cash flows of hedged items and hedging instruments;

(ii)    Use of distinct reference indices, resulting in divergent risk curves between hedged items and hedging instruments;

(iii)   Differing effects of counterparty credit risk and the entity’s own credit risk on fair value changes of hedging instruments and hedged items;

(iv)   Changes in projections of expected Cash flows for hedged items and hedging instruments.

The Company continuously monitors sources of ineffectiveness, employing quantitative and qualitative analyses to assess impacts on fair value and hedge effectiveness. These practices align with accounting and treasury policies.

40

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.4 Related parties

a) Trade receivable and payable with related parties:

	Parent Company		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Current assets
Commercial operations
Raízen S.A. and its subsidiaries	9,891	3,278	47,754	70,001
Rumo S.A. and its subsidiaries	30,354	21,324	—	—
CLI Sul S.A.	10	10	25,868	14,431
Cosan Lubrificantes e Especialidades S.A.	4,391	4,309	—	—
Compass Gás e Energia S.A. and its subsidiaries	17,388	15,207	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	14,286
Associação Gestora da Ferrovia Internado Porto de Santos (AG-FIPS)	—	—	80,927	49,397
Radar Gestão de Investimentos S.A.	—	1,299	—	1,299
Radar Group	1,642	1,017	—	—
Other	120	325	370	501
	63,796	46,769	169,205	149,915
Financial operations
Raízen S.A. and its subsidiaries	49,911	49,634	49,911	49,634
Cosan Lubrificantes e Especialidades S.A.	21,548	21,433	—	—
	71,459	71,067	49,911	49,634

Total current assets	135,255	117,836	219,116	199,549

Non-current assets
Commercial operations
Termag - Terminal Marítimo de Guarujá S.A.	—	—	3,571	8,333
	—	—	3,571	8,333

Financial operations
Cosan Lubrificantes e Especialidades S.A.	106,698	102,476	—	—
CLI Sul S.A.	—	—	—	12,000
Other	—	—	15	15
	106,698	102,476	15	12,015
Total non-current assets	106,698	102,476	3,586	20,348
Related parties receivables	241,953	220,312	222,702	219,897

41

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Current liabilities
Commercial operations
Raízen S.A. and its subsidiaries	10,735	5,585	173,978	164,788
Rumo S.A.	315	—	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	2,357	95
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	43,346	43,607
Compass Gás e Energia S.A. and its subsidiaries	437	518	—	—
Cosan Lubrificantes e Especialidades S.A.	5,829	53	—	—
Radar Gestão de Investimentos S.A.	70	—	96	—
Other	73	328	1,359	315
	17,459	6,484	221,136	208,805
Financial and corporate operations
Raízen S.A. and its subsidiaries	113,867	110,186	116,076	111,548
Cosan Lubrificantes e Especialidades S.A.	14,617	13,914	—	—
Cosan Overseas Limited	33,726	35,554	—	—
Cosan Luxembourg S.A.	—	67,424	—	—
Other	—	—	563	563
	162,210	227,078	116,639	112,111

Total current liabilities	179,669	233,562	337,775	320,916

Non-current liabilities
Commercial operations
Other	78	87	78	88
	78	87	78	88
Financial operations
Cosan Lubrificantes e Especialidades S.A.	702,113	617,920	—	—
Cosan Luxembourg S.A. (i)	—	2,008,376	—	—
Cosan Overseas Limited	2,627,968	2,770,458	—	—
Raízen S.A. and its subsidiaries	1,078	1,078	1,078	1,078
	3,331,159	5,397,832	1,078	1,078
Total non-current liabilities	3,331,237	5,397,919	1,156	1,166
Payables to related party	3,510,906	5,631,481	338,931	322,082

(i)	On January 23, 2026, Cosan S.A., together with its subsidiary Cosan Lux, settled the loans contracted under the export prepayment (PPE) and Floating Rate Notes (FRN) modalities.

42

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
b) Transactions with related parties:

	Parent Company		Consolidated
	Period of three months ended March 31,
	2026	2025	2026	2025
Operating income
Raízen S.A. and its subsidiaries	—	—	98,465	133,069
CLI Sul S.A.	—	—	276	3,663
	—	—	98,741	136,732
Purchase of products / inputs / services
Raízen S.A. and its subsidiaries	(3,491)	(30)	(566,480)	(507,627)
Termag - Terminal Marítimo de Guarujá S.A.	—	—	(23,650)	(1,250)
	(3,491)	(30)	(590,130)	(508,877)
Shared income (expenses)
Compass Gás e Energia S.A. and its subsidiaries	7,447	9,038	—	—
Cosan Lubrificantes e Especialidades S.A.	1,718	3,092	—	—
Raízen S.A. and its subsidiaries	(1,489)	481	(21,322)	(24,285)
Rumo S.A. and its subsidiaries	12,276	16,932	—	—
Janus BRASIL Participações S.A.	266	—	—	—
Tellus Brasil Participações S.A.	153	—	—	—
Radar Propriedades Agrícolas S.A.	204	—	—	—
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	(35,841)	(25,124)
Other	(118)	2	(512)	2
	20,457	29,545	(57,675)	(49,407)
Financial result
Cosan Luxembourg S.A.	35,469	163,816	—	—
Cosan Overseas Limited	89,549	168,990	—	—
Raízen S.A. and its subsidiaries	—	(10,507)	—	(10,507)
Moove Lubricants Limited	—	(5)	—	—
Other	(4)	5,171	(4)	5,171
	125,014	327,465	(4)	(5,336)
Total	141,980	356,980	(549,068)	(426,888)

c) Managers’ and directors’ compensation:

	Parent Company		Consolidated
	Period of three months ended March 31,
	2026	2025	2026	2025
Short-term employee and key management benefits	11,168	9,446	42,024	39,992
Share based compensation	12,760	3,351	16,551	7,632
Post-employment benefits	77	54	665	602
Other long-term benefits	—	—	2,385	486
Total	24,005	12,851	61,625	48,712

43

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.5 Trade payables

	Parent Company		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Material and services suppliers	2,020	870	3,072,503	3,284,618
Natural gas / transport and logistics suppliers	—	—	758,973	812,884
	2,020	870	3,831,476	4,097,502

Current	2,020	870	3,812,231	4,078,511
Non-current	—	—	19,245	18,991
Total	2,020	870	3,831,476	4,097,502
5.6 Recognized Fair value measurement

The carrying amounts of short-term financial assets and liabilities do not differ significantly from their fair value. The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Accounting Balance		Assets and liabilities measured at fair value
		March 31, 2026	December 31, 2025	March 31, 2026			December 31, 2025
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investments funds	5.1	4,337,940	2,525,668	—	4,337,940	—	—	2,525,668	—
Marketable securities		3,938,915	2,992,593	—	3,938,915	—	307,177	2,685,416	—
Other financial assets		344	5,805	344	—	—	5,805	—	—
Investment properties (i)		18,222,462	18,221,781	—	—	18,222,462	—	—	18,221,781
Derivative financial instruments	5.3	2,202,973	2,267,108	—	2,202,973	—	—	2,267,108	—
Total		28,702,634	26,012,955	344	10,479,828	18,222,462	312,982	7,478,192	18,221,781
Liabilities
Loans, borrowings and debentures	5.2	(58,501,619)	(64,227,131)	—	(59,599,268)	—	—	(64,136,362)	—
Derivative financial instruments	5.3	(2,344,974)	(2,680,669)	—	(2,344,974)	—	—	(2,680,669)	—
Other accounts payable(ii)		(11,854)	(11,854)	—	—	(11,854)	—	—	(11,854)
Total		(60,858,447)	(66,919,654)	—	(61,944,242)	(11,854)	—	(66,817,031)	(11,854)

(i)	The fair value of the investment properties was determined basis on the direct comparative method of market data applied to transactions with similar properties (type, location, and quality of property) and, to some extent, based on sales quotations for potential transactions with comparable assets (level 3). The methodology used in determination the fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, land access, topography and soil, land use (type of crop), and rainfall level , among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (“ABNT”). For the period ended March 31, 2026, there was no update to fair value. The fair value of agricultural properties is updated only on an annual basis, as the primary valuation method adopted is based on direct comparison of market information, which makes a quarterly valuation costlier than the benefits derived.
(ii)	This refers to the contingent consideration (earn-out) negotiated in the acquisition process of the indirect subsidiary Biometano Verde Paulínia, measured at fair value using a assessment technique based on the present value of expected Cash flows. The measurement considers the monetary restatement stipulated in the contract.

44

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

For debts whose market value is quoted on the Luxembourg Stock Exchange (or “LuxSE”), the fair value measurement is based on the quoted market price as follows:

Debts	Companyy	March 31, 2026	December 31, 2025
Senior Notes due 2028	Rumo Luxembourg S.à rl	97.79%	97.32%
Senior Notes due 2032	Rumo Luxembourg S.à rl	88.24%	84.30%

5.7 Financial risk management

a) Market Risk

Foreign exchange risk

The Company presents the following net exposure to foreign exchange variation for assets and liabilities denominated in US dollars, euros and British pounds, for companies with real functional currency.

	March 31, 2026	December 31, 2025
Cash and cash equivalents	712,770	649,107
Marketable securities	77,437	97,005
Trade receivable	387,312	71,555
Trade payables	(435,522)	(417,312)
Loans, borrowings and debentures	(9,313,049)	(15,949,122)
Lease	(1,888,809)	(2,043,650)
Consideration payable	(150,914)	(195,057)
Derivative financial instruments (notional)	10,524,534	14,851,873
Foreign exchange exposure, net	(86,241)	(2,935,601)

The likely scenario considers the estimated exchange rates at the maturity of the transactions, as presented below:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	30,604	215,645	400,687	(154,438)	(339,479)
Marketable securities	Low FX rate	2,976	23,079	43,183	(17,127)	(37,230)
Trade receivable	Low FX rate	15,228	115,777	216,327	(85,321)	(185,871)
Trade payables	High FX rate	(18,549)	(131,614)	(244,680)	94,517	207,583
Loans, borrowings and debentures	High FX rate	(358,573)	(2,193,830)	(4,203,552)	1,825,613	3,835,336
Lease	High FX rate	(72,591)	(562,942)	(1,053,292)	417,759	908,109
Consideration payable	High FX rate	(5,786)	(44,866)	(83,947)	33,295	72,376
Derivative financial instruments (notional)	Low FX rate	228,727	1,208,560	2,387,349	(929,530)	(2,416,917)
Impacts on profit or loss before taxes		(152,237)	(1,170,671)	(2,164,613)	1,036,703	1,722,049
Impacts on other comprehensive income		(25,727)	(199,520)	(373,312)	148,065	321,858

45

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Exchange rate sensitivity analysis
	March 31, 2026	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	5.2194	5.4200	6.7750	8.1300	4.0650	2.7100
Euro	6.0117	6.3956	7.9945	9.5934	4.7967	3.1978
GBP	6.8818	7.5338	9.4173	11.3007	5.6504	3.7669

Interest rate risk

The following is a sensitivity analysis of interest rates on loans and borrowings, leasing, and other liabilities, with a counterpart to investments in CDI, with increases and reductions of 25% and 50%, before taxes:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	2,196,912	2,745,737	3,294,576	1,648,086	1,097,664
Marketable securities	493,895	617,302	740,653	370,487	246,760
Restricted cash	30,533	38,161	45,787	22,905	15,255
Lease and concession in installments	(110,612)	(138,287)	(165,877)	(82,938)	(55,264)
Leases liabilities	(492,043)	(505,835)	(519,597)	(478,252)	(464,460)
Derivative financial instruments	(2,474,286)	(2,929,704)	(3,449,714)	(1,860,091)	(1,307,483)
Loans, borrowings and debentures	(4,146,579)	(5,005,910)	(5,981,922)	(3,095,827)	(2,129,104)
Other financial liabilities	(101,346)	(126,663)	(151,980)	(76,028)	(50,634)
Put option liability on subsidiary shares	(557,494)	(695,031)	(827,638)	(429,819)	(297,213)
Liability from financing secured by shares	(462,061)	(546,335)	(649,762)	(339,483)	(236,056)
Impacts on profit or loss before taxes	(5,623,081)	(6,546,565)	(7,665,474)	(4,320,960)	(3,180,535)

The likely scenario considers the estimated interest rate, calculated by a specialized third party and the Central Bank of Brazil ("BACEN"), as presented below:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	13.23%	16.54%	19.84%	9.92%	6.61%
CDI	13.13%	16.41%	19.69%	9.85%	6.56%
TJLP462 (TJLP + 1% p.a.)	9.90%	12.13%	14.35%	7.68%	5.45%
TJLP	8.90%	11.13%	13.35%	6.68%	4.45%
IPCA	4.11%	5.14%	6.17%	3.08%	2.06%
IGPM	3.27%	4.09%	4.91%	2.46%	1.64%
Fed Funds	3.25%	4.06%	4.88%	2.44%	1.63%
SOFR	3.38%	4.23%	5.08%	2.54%	1.69%
CPI	2.38%	2.98%	3.57%	1.79%	1.19%

46

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Price risk

•         Natural Gas

		Scenarios
Instrument	Risk factor	Exposure	Probable	25%	50%	(25%)	(50%)
Commodities derivatives	Price Change in US$ / bbl	8,258	7,088	(9,015)	(25,117)	23,190	39,293

Call Option (“Call”)

The Company holds a purchase option that grants it the right to repurchase all of Cosan Nove 's preferred shares, which may be exercised starting in the third year after the signing of the respective agreements, in December 2022.

As of March 31, 2026, the call option was underpriced.

Contingent put option

In the shareholders' agreement entered, in December 2022, into between the Company and Itaú bank, regarding the issuance of preferred shares by Cosan Nove, it was defined that financial institutions hold a contingent put option, exercisable only when specific material adverse effects foreseen in the contract occur. These effects are under the Company's control and, therefore, do not constitute a financial obligation.

The option exercise price is calculated basis on the initial investment value, adjusted by a rate of CDI + spread, less dividends received by the non-controlling shareholder during that period. As of March 31, 2026, the exercise price of this option is R$ 2,574,172.

b) Credit risk

The Company's regular operations expose it to potential defaults when customers, suppliers, and counterparties fail to meet their financial or other obligations. The credit risk exposure was as follows:

	March 31, 2026	December 31, 2025
Cash and cash equivalents	17,463,977	27,243,683
Trade receivables	4,308,467	3,669,163
Marketable securities	3,938,915	2,685,417
Restricted cash	232,484	228,768
Financial guarantees	5,290,641	2,620,840
Derivative financial instruments	2,202,973	2,267,108
Receivables from related parties	222,702	219,897
Receivable dividends and interest on equity	85,759	35,410
Other financial assets	344	5,805
Total	33,746,262	38,976,091

47

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company is exposed to risks related to its cash management activities and temporary investments.

The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivatives financial instruments is determined by widely accepted market rating agencies, as presented below:

	March 31, 2026	December 31, 2025
AAA	22,947,099	23,289,686
AA	813,480	9,037,928
Not rated	77,770	97,362
Total	23,838,349	32,424,976

c) Liquidity risk

The Company's financial liabilities, classified by maturity dates (basis on contracted undiscounted Cash flows), are as follows:

	March 31, 2026					December 31, 2025
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total	Total
Loans, borrowings and debentures	(8,681,372)	(14,703,177)	(40,951,311)	(54,287,556)	(118,623,416)	(118,589,890)
Trade payables	(3,812,231)	(19,245)	—	—	(3,831,476)	(4,097,502)
Other financial liabilities	(3,751,188)	—	—	—	(3,751,188)	(1,096,884)
Installment of tax debts	(9,667)	(11,968)	(1,866)	(232,381)	(255,882)	(255,718)
Leases	(1,152,999)	(972,732)	(1,085,308)	(20,323,293)	(23,534,332)	(24,000,264)
Lease and concession in installments	(238,318)	(235,873)	(468,786)	(190,497)	(1,133,474)	(1,106,126)
Related party payables	(337,775)	(1,156)	—	—	(338,931)	(322,082)
Dividends payable	(231,804)	—	—	—	(231,804)	(226,484)
Consideration payable	(9,629)	(9,629)	(33,290)	(93,134)	(145,682)	(155,311)
Derivative financial instruments	(2,219,076)	(1,376,633)	(1,018,406)	13,441,127	8,827,012	7,800,848
Sectoral financial liabilities (i)	(95,797)	—	—	—	(95,797)	(96,719)
Put option liability on subsidiary shares	—	—	(1,333,333)	(2,666,667)	(4,000,000)	(4,000,000)
Liability from financing secured by shares	(3,245,117)	—	—	—	(3,245,117)	(3,225,338)
	(23,784,973)	(17,330,413)	(44,892,300)	(64,352,401)	(150,360,087)	(149,371,470)

(i)

The Company, through its indirect subsidiary Comgás, maintains a sectoral liability classified as a non‑current liability. This liability arises from regulatory obligations specific to the natural gas distribution sector.

Due to the uncertainty regarding the exact timing of settlement of these obligations, the liability has not been included in the maturity schedule. The Company recognizes this liability in accordance with the applicable accounting standards, and awaits regulatory definition in order to determine the settlement timetable.

5.8 Obligation to repurchase shares of a subsidiary

March 31, 2026
Balance as of January 1, 2026	3,844,648
Amortization of funding costs	5,631
Interest rate update	144,553
Balance as of March 31, 2026	3,994,832

As of March 31, 2026, of the total balance of R$ 3,994,832 related to the obligation to repurchase shares of a subsidiary, R$ 1,997,416 refers to the amount payable to BTG Pactual Holding Participações S.A. (“BTG”), a related party of the Company.

48

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

6 Investment in subsidiaries and associates
6.1 Investments in subsidiaries

a) Parent Company

	Balance as of January 1, 2026	Interest in earnings of investees	Capital increase	Other comprehensive income	Other	Balance as of March 31, 2026	Dividends receivable (i)
Corporate
Cosan Corretora de Seguros Ltda.	6,792	242	—	—	—	7,034	—
Cosan Nove Participações S.A.	6,491	176	—	—	—	6,667	—
Cosan Dez Participações S.A.	5,041,185	304,648	—	48,426	—	5,394,259	11,717
Cosan Global	103,057	(20,891)	—	—	—	82,166	—
Fundo Celeste de Investimento	490,295	749	—	—	—	491,044	—
Cosan Luxembourg S.A.	—	(282,331)	429,489	—	—	147,158	—
Other	24,796	(473)	—	(524)	—	23,799	—
Radar
Radar II Propriedades Agrícolas S.A.	1,291,759	7,127	—	62	—	1,298,948	—
Radar Propriedades Agrícolas S.A.	246,182	1,669	—	—	—	247,851	—
Nova Agrícola Ponte Alta S.A.	515,506	2,133	—	—	—	517,639	10,085
Nova Santa Bárbara Agrícola S.A.	13,119	67	—	—	—	13,186	—
Nova Amaralina S.A. Propriedades Agrícolas	262,881	1,218	—	—	—	264,099	3,494
Terras da Ponte Alta S.A.	99,498	247	—	—	—	99,745	—
Paineira Propriedades Agrícolas S.A.	243,684	1,661	—	—	—	245,345	—
Manacá Propriedades Agrícolas S.A.	239,235	1,539	—	—	—	240,774	—
Castanheira Propriedades Agrícolas S.A.	334,509	1,551	1,038	—	—	337,098	—
Tellus Brasil Participações S.A.	812,875	3,807	—	—	—	816,682	—
Janus Brasil Participações S.A.	1,286,450	7,614	—	—	—	1,294,064	—
Duguetiapar Empreendimentos e Participações S.A.	197	2	—	—	—	199	43
Gamiovapar Empreendimentos e Participações S.A.	147,453	411	—	—	—	147,864	—
Moove
Moove Lubricants Holdings	1,211,742	58,493	—	(55,859)	—	1,214,376	—
Other	142	10	—	(5)	—	147	—
Rumo
Rumo S.A.	4,196,010	28,190	—	(14,929)	2,573	4,211,844	60,981
Total investment in subsidiaries	16,573,858	117,859	430,527	(22,829)	2,573	17,101,988	86,320
Corporate
Pasadena Empreendimentos e Participações S.A.	(287)	(15)	—	—	—	(302)	—
Cosan Luxembourg S.A.	(371,031)	—	371,031	—	—	—	—
Total provision for uncovered liability of subsidiary	(371,318)	(15)	371,031	—	—	(302)	—
Total	16,202,540	117,844	801,558	(22,829)	2,573	17,101,686	86,320

(i)	Dividends receivable by Cosan S.A. from its subsidiaries.

49

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

6.2 Non-controlling interest in subsidiaries
	Balance as of January 1, 2026	Interest in earnings of investees	Capital increase	Other comprehensive income	Dividends	Other	Balance as of March 31, 2026
Compass
Companhia de Gás de São Paulo - COMGÁS	28,586	2,228	—	9	—	—	30,823
Commit Gás S.A.	1,400,005	36,704	—	5	—	—	1,436,714
Companhia Paranaense de Gás - COMPAGAS	448,228	1,565	—	10	—	—	449,803
Biometano Verde Paulínia S.A.	233,436	(4,023)	—	—	—	—	229,413
Compass Gás e Energia	639,149	41,494	—	6,604	—	—	687,247
Rumo
Rumo S.A.	9,852,429	69,457	—	(34,325)	(3,229)	6,347	9,890,679
Moove
Moove Lubricants Holdings	721,580	25,479	—	(55,858)	—	31,845	723,046
Corporativo
Cosan Limited Partners Brasil Consultoria Ltda	5	—	—	—	—	—	5
Cosan Nove Participações S.A.	946	22	—	—	—	—	968
Radar
Janus Brasil Participações S.A.	5,229,793	31,075	—	—	—	—	5,260,868
Tellus Brasil Participações S.A.	3,304,581	15,479	—	—	—	—	3,320,060
Gamiovapar Empreendimentos e Participações S.A.	599,441	1,671	—	—	—	—	601,112
Duguetiapar Empreendimentos e Participações S.A.	801	8	—	—	—	—	809
Radar II Propriedades Agrícolas S.A.	1,291,759	7,127	—	—	—	—	1,298,886
Radar Propriedades Agrícolas S.A.	246,182	1,669	—	—	—	—	247,851
Nova Agrícola Ponte Alta S.A.	515,506	2,133	—	—	—	—	517,639
Nova Santa Bárbara Agrícola S.A.	13,119	67	—	—	—	—	13,186
Nova Amaralina S.A. Propriedades Agrícolas	262,881	1,218	—	—	—	—	264,099
Terras da Ponte Alta S.A.	99,498	247	—	—	—	—	99,745
Paineira Propriedades Agrícolas S.A.	243,684	1,661	—	—	—	—	245,345
Manacá Propriedades Agrícolas S.A.	239,235	1,539	—	—	—	—	240,774
Castanheira Propriedades Agrícolas S.A.	334,560	1,551	1,038	—	—	—	337,149
Total	25,705,404	238,371	1,038	(83,555)	(3,229)	38,192	25,896,221

50

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

7 Property, plant and equipment, intangible assets, goodwill, and impairment loss
7.1 Property plant and equipment

a) Reconciliation of carrying amount:

	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives	Permanent railways	Construction in progress	Other assets	Total	Total
Cost
Balance as of January 1, 2026	2,578,507	4,323,347	10,773,276	15,580,338	10,410,737	480,985	44,147,190	96,530
Additions	—	570	69	—	1,815,310	309	1,816,258	3,453
Write-offs	—	(507)	(21,583)	(3,426)	(9)	(29,060)	(54,585)	—
Transfers (i)	74,451	482,879	476,753	564,768	(1,716,033)	91,420	(25,762)	(70)
Exchange differences	(14,145)	(35,242)	—	—	(214)	(15,810)	(65,411)	—
Balance as of March 31, 2026	2,638,813	4,771,047	11,228,515	16,141,680	10,509,791	527,844	45,817,690	99,913
Depreciation
Balance as of January 1, 2026	(782,031)	(1,576,832)	(6,039,684)	(7,972,529)	(702,495)	(277,894)	(17,351,465)	(66,227)
Additions	(19,068)	(70,121)	(162,006)	(174,290)	—	(13,186)	(438,671)	(2,946)
Write-offs	—	116	19,042	83	—	17,598	36,839	—
Transfers (i)	(197)	3,298	(856)	—	—	(3,101)	(856)	—
Exchange differences	5,140	12,393	—	—	—	19,481	37,014	—
Impairment	—	(39,103)	(91,180)	(120,021)	99,618	—	(150,686)	—
Balance as of March 31, 2026	(796,156)	(1,670,249)	(6,274,684)	(8,266,757)	(602,877)	(257,102)	(17,867,825)	(69,173)

Balance as of January 1, 2026	1,796,476	2,746,515	4,733,592	7,607,809	9,708,242	203,091	26,795,725	30,303
Balance as of March 31, 2026	1,842,657	3,100,798	4,953,831	7,874,923	9,906,914	270,742	27,949,865	30,740

(i)	The remaining balance in the transfer line includes the amount of R$ 14,840 for recoverable taxes and R$ 11,778 for intangible assets.

51

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

7.2 Intangible assets and goodwill
	Consolidated								Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Supply Agreement	Other	Total	Total
Cost
Balance as of January 1, 2026	1,763,889	30,268,295	247,422	193,451	3,111,404	574,363	931,540	37,090,364	31,117
Additions	—	—	—	—	18,243	—	12,761	31,004	—
Write-offs	—	(17,607)	—	—	—	—	(162)	(17,769)	—
Transfers (i)	—	337,644	—	—	185	—	12,709	350,538	69
Exchange differences	(35,639)	(2,409)	4,289	(9,227)	(60,763)	—	(9,473)	(113,222)	—
Balance as of March 31, 2026	1,728,250	30,585,923	251,711	184,224	3,069,069	574,363	947,375	37,340,915	31,186
Amortization
Balance as of January 1, 2026	—	(7,740,953)	(88,060)	(9,884)	(1,973,136)	—	(571,705)	(10,383,738)	(19,402)
Additions	—	(287,051)	(1,738)	(218)	(65,602)	(7,181)	(20,443)	(382,233)	—
Write-offs	—	14,029	—	—	—	—	—	14,029	—
Transfers (i)	—	—	—	—	(185)	—	—	(185)	(755)
Exchange differences	—	2,409	(2,400)	—	5,899	—	5,463	11,371	—
Impairment	—	—	—	—	—	—	(4,732)	(4,732)	—
Balance as of March 31, 2026	—	(8,011,566)	(92,198)	(10,102)	(2,033,024)	(7,181)	(591,417)	(10,745,488)	(20,157)

Balance as of January 1, 2026	1,763,889	22,527,342	159,362	183,567	1,138,268	574,363	359,835	26,706,626	11,715
Balance as of March 31, 2026	1,728,250	22,574,357	159,513	174,122	1,036,045	567,182	355,958	26,595,427	11,029

(i)	The amount indicated in the transfer line includes R$ 338,575 transferred to concession rights and R$ 11,778 transferred to fixed assets.
7.3 Impairment loss
	Consolidated
	Period of three months ended March 31,
	2026	2025
Rumo Malha Sul S.A.	(168,104)	(285,608)
Total	(168,104)	(285,608)

Rumo Malha Sul S.A.

Extreme weather events that occurred in the second quarter of 2024 caused significant damage to the railway infrastructure of Rumo Malha Sul S.A. (“Rumo Malha Sul”), located in the state of Rio Grande do Sul. The extent of the damage, coupled with the high reconstruction costs, has created uncertainty regarding the renewal of the railway concession, whose initial expiration date is set for February 2027, although the subsidiary Rumo S.A. continues to make its best efforts in this process.

In the period ended March 31, 2026, Rumo Malha Sul identified persistent impairment indicators, fully recognizing the impairment loss on the asset arising from the railway concession. The total amount of the loss recognized in the period's results was R$ 168,104.

52

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

8 Income taxes

a) Reconciliation of income tax and social contribution expenses:

	Parent Company		Consolidated
	Period of three months ended March 31,
	2026	2025	2026	2025
Loss before taxes	(749,889)	(1,128,676)	(167,195)	(888,863)
Income taxes at nominal rate (34%)	254,962	383,750	56,846	302,213
Adjustments for calculating the effective rate
Interest in earnings of investees (non-taxable income)	39,716	(211,286)	15,066	(380,799)
Differences in tax rates on earnings from operating profit	—	—	(104,267)	(38,747)
Granted income tax incentive	—	—	79,616	76,708
Interest on shareholders’ equity	—	—	(3,209)	(2,254)
Goodwill amortization effect	—	—	318	318
Non-deductible expenses (donations, gifts, etc.)	—	—	(2,584)	(6,389)
Tax losses not recorded	(1,121,583)	(877,245)	(1,250,966)	(1,058,913)
Selic on indebtedness	5,796	4,987	11,865	11,166
Rate differential (i)	—	—	19,116	24,505
Other	(12,352)	40,575	415	25,657
Income tax and social contribution (current and deferred)	(833,461)	(659,219)	(1,177,784)	(1,046,535)

Effective rate - %	111.14%	58.41%	704.44%	117.74%

(i)	Difference in tax rate between the nominal rate of 34% and the effective rate applicable to entities that calculate the tax under the presumed profit regime.

53

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Deferred income tax assets and liabilities:

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are presented below:

	Parent Company
	December 31, 2025	Impact on the profit or loss	March 31, 2026
Deferred tax assets from:
Temporary differences
Foreign exchange variation - Loans and borrowings	1,180,030	(553,041)	626,989
Provision for lawsuits	61,215	(9,885)	51,330
Provision for non- recoverability of taxes	2,580	—	2,580
Share-based payment transactions	25,933	(9,190)	16,743
Lease	1,916	(156)	1,760
Unrealized loss with derivatives	271,198	(251,468)	19,730
Provisions for profit sharing	15,638	(10,546)	5,092
Selic on undue payments	48,160	—	48,160
Other provisions	263,165	28,545	291,710
Other	23,156	(4,322)	18,834
Total	1,892,991	(810,063)	1,082,928

Deferred tax liabilities from:
Temporary differences
Securities and bonds	(31,434)	31,434	—
Effects on the formation of joint ventures	(33,776)	—	(33,776)
Provisions	(449,153)	—	(449,153)
Other	—	(52,381)	(52,381)
Total	(514,363)	(20,947)	(535,310)

Total deferred taxes recorded	1,378,628	(831,010)	547,618
Deferred tax assets	1,378,628	—	547,618
Total deferred, net	1,378,628	(831,010)	547,618

54

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	December 31, 2025	Impact on the profit or loss	Other comprehensive income	March 31, 2026
Deferred tax assets from:
Income taxes losses	1,777,782	116,057	—	1,893,839
Negative base of social contribution	590,380	40,723	—	631,103
Temporary differences
Foreign exchange variation - Loans and borrowings	1,366,606	(606,098)	—	760,508
Provision for lawsuits	257,691	(23,956)	—	233,735
Impairment provision (Rumo Malha Oeste)	30,547	(2,547)	—	28,000
Post-employment benefit obligation	129,938	874	—	130,812
Provisions for uncertain tax credits and tax losses	53,662	(2,297)	—	51,365
Provision for non- recoverability of taxes	68,210	(681)	—	67,529
Share-based payment transactions	90,861	14,334	—	105,195
Lease	236,278	(33,283)	—	202,995
Unrealized loss with derivatives	696,110	(125,287)	—	570,823
Fair value adjustment on debts	32,268	(3,216)	—	29,052
Provisions for profit sharing	118,658	(76,168)	—	42,490
Business combination - Intangible assets	106,524	2,546	—	109,070
Business combination – Property, plant and equipment	1,854	—	—	1,854
Selic on undue payments	73,113	(1,588)	—	71,525
Other provisions	812,648	45,613	—	858,261
Deferred tax on pre-operating income	69,314	(4,412)	—	64,902
Useful life review	—	4,578	—	4,578
Other	170,404	(102,490)	—	67,914
Total	6,682,848	(757,298)	—	5,925,550

Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and borrowings	(24,778)	(74,845)	—	(99,623)
Temporary differences	—	(29,593)	—	(29,593)
Useful life review	(839,880)	(57,791)	—	(897,671)
Business combination – fixed assets	(174,359)	11,055	—	(163,304)
Tax goodwill	(609,096)	33,400	—	(575,696)
Unrealized income with derivatives	(400,672)	(25,725)	—	(426,397)
Fair value adjustment on debt	(559,450)	(40,641)	—	(600,091)
Securities and bonds	(31,437)	31,437	—	—
Investment properties	(567,263)	(11,892)	—	(579,155)
Goods intended for sale	(11,906)	11,906	—	—
Effects on the formation of joint ventures	(33,776)	—	—	(33,776)
Business Combination – Intangible assets	(4,902,079)	40,463	—	(4,861,616)
Post-employment obligations	(4,815)	—	—	(4,815)
Share-based payment transactions	—	(19,965)	—	(19,965)
Lease	(11,101)	2,328	—	(8,773)
Provisions	(449,153)	—	—	(449,153)
Other	(484,440)	(54,238)	558	(538,119)
Total	(9,104,205)	(184,101)	558	(9,287,747)

Total deferred taxes recorded	(2,421,357)	(941,399)	558	(3,362,197)
Deferred tax assets	3,703,864	—	—	2,766,337
Deferred tax liabilities	(6,125,221)	—	—	(6,128,534)
Total deferred, net	(2,421,357)	—	—	(3,362,197)

55

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Uncertainties regarding the treatment of income tax

The Company is engaged in administrative and judicial discussions with the tax authorities in Brazil regarding certain interpretations and positions adopted in the calculation of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”). The final determination of these issues is uncertain and may be influenced by factors beyond the Company's control, such as changes in case law and modifications to tax legislation.

In accordance with ICPC 22 (IFRIC 23) - Uncertainty Regarding the Treatment of Income Taxes, the Company assesses, for each uncertain tax position, whether it is probable that the tax authority will accept the treatment adopted or planned in the calculation of taxes.

Only in cases where the Company concludes that acceptance of the tax treatment by the competent authority is unlikely are the effects of uncertainty recognized, basis on the best method for predicting the resolution of the issue — either the most probable value or the expected value.

The tax positions adopted by the Company are supported by opinions from specialized legal advisors. The Company is subject to review by the tax authorities regarding income tax for a period of up to ten years, depending on the jurisdiction in which it operates.

As of March 31, 2026, the total amount of assessments under dispute with the tax authorities related to these matters, for which it is probable that the tax authority will accept the uncertain tax treatment, was R$ 1,532,715 at the Parent Company (R$ 1,509,117 as of December 31, 2025) and R$ 6,023,599 in the Consolidated (R$ 6,859,878 as of December 31, 2025).

Regarding probable tax contingencies, the Company has tax assessments issued by the Brazilian Federal Revenue Service and judicial proceedings related to: (a) disallowance of amortization of goodwill expenses based on expected future profitability arising from corporate transactions; (b) capital gain on the sale of an equity interest; (c) labor provisions; and (d) rectification of offsetting declarations due to partial restitution of credits subject to the offset request.

9 Provision for legal proceedings and judicial deposits

a) Probable losses and judicial deposits:

	Judicial deposits
	Parent Company		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Tax	325,549	324,792	780,688	769,351
Civil, environmental and regulatory	15,934	15,707	179,516	182,809
Labor	11,298	11,405	120,918	120,822
Total	352,781	351,904	1,081,122	1,072,982

	Provision for legal proceedings
	Parent Company		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Tax	174,287	204,827	721,304	694,524
Civil, environmental and regulatory	57,680	55,721	939,669	907,205
Labor	34,068	34,627	491,071	456,393
Total	266,035	295,175	2,152,044	2,058,122

56

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The movement of provisions for legal proceedings during the fiscal year was as follows:

	Parent Company
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as of December 31, 2025	204,827	55,721	34,627	295,175
Provisioned in the period	420	2,072	71	2,563
Write-offs by reversal / payment	(18,720)	(1,718)	(886)	(21,324)
Interest (i)	(12,240)	1,605	256	(10,379)
Balance as of March 31, 2026	174,287	57,680	34,068	266,035

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as of December 31, 2025	694,524	907,205	456,393	2,058,122
Provisioned in the year	32,595	23,870	32,194	88,659
Write-offs by reversal / payment	(19,535)	(35,426)	(26,894)	(81,855)
Interest (i)	13,720	44,020	29,378	87,118
Balance as of March 31, 2026	721,304	939,669	491,071	2,152,044

(i)	Includes interest rate reduction due to reversal.

The Company has debts secured by assets or through cash deposits, bank guarantees, or surety bonds.

The Company holds additional indemnification claims beyond those mentioned, which, being considered probable, were not recorded as they represent contingent assets .

Tax

The main tax litigation cases for which the risk of loss is considered likely are described below:

	Parent Company		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Compensation with FINSOCIAL	—	—	355,177	351,539
INSS	86,927	85,630	119,330	117,264
ICMS credit	27,162	55,432	128,868	104,889
PIS and COFINS	1,493	5,253	2,342	6,081
IPI	23,676	23,449	23,676	23,449
Other	35,029	35,063	91,911	91,302
Total	174,287	204,827	721,304	694,524

57

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Labor

The Company and its subsidiaries are named as defendants in several labor lawsuits filed by former employees and outsourced service providers. The claims include demands for additional compensation and various types of damages.

Additionally, the Company is a party to public civil actions filed by the Labor Prosecutor's Office, related to alleged violations of labor standards, working conditions, and the work environment. Regarding the allegations found to be valid, the Company has entered into Settlement Agreements (“TACs”) with the competent authorities.

Civil, Environmental and Regulatory

The Company and its subsidiaries are parties to several indemnification lawsuits, public civil actions, and administrative proceedings. Individually, these proceedings are not considered significant, and, basis on the assessment of its legal advisors, the risk of loss is classified as probable.

b) Possible losses

The following describes the main processes for which the risk of loss is considered possible:

	Parent Company		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Tax	3,308,802	3,365,322	8,381,163	8,392,969
Civil	725,507	708,679	3,225,320	3,227,973
Environmental	61,099	61,183	1,660,118	1,618,201
Regulatory	763	744	2,170,030	2,018,722
Labor	15,728	15,513	815,778	814,364
Total	4,111,899	4,151,441	16,252,409	16,072,229

Tax

	Parent Company		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Isolated fine - Federal tax	—	—	863,598	856,908
ICMS -Tax on circulation of goods	1,294,329	1,278,584	3,048,086	3,021,717
IRRF	—	—	938,440	925,890
PIS and COFINS	1,173,607	1,164,986	1,933,479	1,888,292
MP 470 installment of debts	284,520	281,285	284,520	281,285
Stock Grant Plan	—	—	33,818	33,387
IOF on loans	—	—	69,290	68,168
Reward credit compensation	163,662	162,357	163,662	162,357
IPI - Tax on industrialized products	90,593	179,205	258,004	381,282
INSS	125,351	124,993	211,924	209,118
IPTU - Urban Property Tax	—	—	147,206	143,077
Other	176,740	173,912	429,136	421,488
Total	3,308,802	3,365,322	8,381,163	8,392,969

58

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

10 Shareholder's equity

a) Treasury shares

In January 2026, the Company repurchased 52,611,312 shares of its own issuance for a total amount of R$ 270,533, resulting in an average cost of R$ 5.14 per share.

In March 2026, the Company sold 10,146,000 shares of its own issuance for a total amount of R$ 54,026, at an average cost of R$ 5.32 per share. Of this amount, R$ 31,984 was received in the period ended March 31, 2026, and R$ 22,042 was received on April 2, 2026.

Additionally, in April 2026, the Company sold 21,930,500 shares at an average cost of R$ 5.41 per share, totaling R$ 118,540.

As of March 31, 2026, the Company held 47,618,410 treasury shares (7,142,335 shares as of December 31, 2025), with a market price of R$ 5.38 per share.

11 Earnings per share

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share).

Basic and diluted – Continuous operation	Period of three months ended March 31,
	2026	2025
Loss attributable to holders of common share of the Company used in the calculation of basic earnings per share	(1,583,350)	(1,787,895)
Diluting effect of the share-based plan of subsidiaries	(22)	—
Loss attributable to holders of common share of the Company used in the calculation of diluted earnings per share	(1,583,372)	(1,787,895)

Weighted average of the number of common shares incirculation – basic (in thousands of shares)
Basic	3,916,194	1,858,633
Share repurchases	(67,382)	(379)
Diluted	3,848,812	1,858,254

Loss per share
Basic	R$(0.40)	R$(0.96)
Diluted	R$(0.41)	R$(0.96)

Diluting instruments

Share repurchase plan: 67,381,590 shares related to the Company's share buyback plan were included in the calculation of diluted earnings (loss) per share, as their potential effect is to reduce earnings per share (or increase loss per share, in the case of a negative result).

Anti-dilution instruments

Share-based payment plan: 8,375,886 shares (4,932,983 as of March 31, 2025) related to the Company's share-based payment plan were analyzed for the calculation of diluted earnings per share. However, these shares did not impact the calculation of diluted earnings per share for the three-month period ended March 31, 2026, as their potential effect would be to increase earnings per share (or reduce loss per share), thus acting as anti-dilutive shares.

59

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

12 Net sales

The following table demonstrates the breakdown of gross revenue from the sale of products and services by the Company:

	Consolidated
	Period of three months ended March 31,
	2026	2025
Gross revenue from the sale of products and services	10,272,561	11,125,516
Construction revenue	359,198	304,129
Indirect taxes and other deductions	(1,602,959)	(1,767,044)
Net sales	9,028,800	9,662,601

The following table presents the revenue broken down by product and service lines, and by recognition time:

	Consolidated
	Period of three months ended March 31,
	2026	2025
At a point in time
Natural gas distribution	2,240,567	3,427,126
Lubricants, base oil and other	2,311,170	2,186,872
Lease and sale of property	127,622	152,078
Other	563,904	478,393
	5,243,263	6,244,469
Over time
Railroad transportation services	3,083,087	2,794,094
Construction revenue	359,198	304,129
Container operations	199,216	172,656
Container operations	145,357	154,710
	3,786,858	3,425,589

Eliminations	(1,321)	(7,457)

Total net sales	9,028,800	9,662,601

60

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

13 Costs and expenses by nature

Expenses are presented in the income statement by function. The reconciliation of revenues, costs, and expenses by nature/purpose is as follows:

	Parent Company		Consolidated
	Period of three months ended March 31,
	2026	2025	2026	2025
Raw materials	—	—	(1,770,750)	(1,725,699)
Commodity cost (natural gas)	—	—	(1,530,589)	(2,790,919)
Railroad transport and port elevation expenses	—	—	(792,449)	(627,753)
Other transport	—	—	(113,530)	(78,055)
Depreciation and amortization	(5,396)	(4,713)	(971,396)	(967,894)
Personnel expenses	(16,187)	(54,097)	(818,726)	(779,127)
Construction cost	—	—	(359,198)	(304,129)
Third-party services expenses	(18,572)	(13,160)	(224,102)	(175,554)
Business expenses	(10)	(13)	(1,587)	(102,683)
Cost of properties sold	—	—	—	(9,163)
Other	(5,774)	14,046	(361,917)	(206,017)
	(45,939)	(57,937)	(6,944,244)	(7,766,993)

Cost of sales	—	—	(5,953,019)	(6,791,905)
Selling expenses	—	—	(443,814)	(440,056)
General and administrative expenses	(45,939)	(57,937)	(547,411)	(535,032)
Total	(45,939)	(57,937)	(6,944,244)	(7,766,993)
14 Other operating income (expenses), net
	Parent Company		Consolidated
	Period of three months ended March 31,
	2026	2025	2026	2025
Tax credits	—	—	—	3,017
Result on disposals and write-offs of fixed and intangible assets	—	—	19,515	4,194
Gain previously recognized in other comprehensive income reclassified to profit or loss upon disposal of investment	—	206,388	—	206,388
Net effect of provisions for legal proceedings, legal claims, recoverables and tax installments	(5,138)	(35,589)	(82,202)	(84,992)
Agreement on the assumption of rights and obligations - Moove	(35,082)	—	—	—
Result of commercial operations (i)	—	—	324,355	323,598
Contractual agreement and others	—	—	—	87,487
Other income	8,814	2,849	35,583	129,886
Net impairment loss (Note 7.3)	—	—	(168,104)	(285,608)
Other	(1,992)	277	(62,302)	(145,448)
	(33,398)	173,925	66,845	238,522

(i)	This refers, substantially, to the contractual agreement with a supplier due to the nonuse of the total quantity stipulated in the contract, for which the subsidiary Compass was compensated, as well as to the financial settlement result arising from a load optimization transaction for certain commercial contracts, within the scope of executing the commercial strategy in the ordinary course of its business.

61

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

15 Financial results

The details of financial income and expenses are as follows:

	Parent Company		Consolidated
	Period of three months ended March 31,
	2026	2025	2026	2025
Cost of gross debt
Interest on debt	(475,390)	(504,981)	(1,673,953)	(1,733,005)
Interest on the obligation to repurchase shares of subsidiaries	(144,553)	—	(144,553)	—
Monetary and exchange rate variation	101,049	652,189	671,835	1,802,738
Derivatives and fair value measurement	(482,292)	(1,105,971)	(1,157,276)	(2,024,379)
Amortization of borrowing costs	(36,549)	(71,011)	(326,012)	(344,843)
Discounts obtained from financial operations	—	—	—	195,222
Guarantees and warranties	—	—	(4,047)	(4,514)
	(1,037,735)	(1,029,774)	(2,634,006)	(2,108,781)
Income from financial investments and exchange rate in cash and cash equivalents	313,779	165,328	730,448	626,054
Changes in fair value of investments in listed entities	12,546	22,703	12,546	22,703
	326,325	188,031	742,994	648,757

Cost of debt, net	(711,410)	(841,743)	(1,891,012)	(1,460,024)

Other charges and monetary variations
Interest on other receivables	3,487	26,572	217,057	166,693
Update of other financial assets	(103,815)	—	(103,815)	—
Leases and concessions agreements	—	—	(134,592)	(114,204)
Interest on leases	(472)	(662)	(159,791)	(158,954)
Interest on shareholder's equity	—	—	(193)	—
Interest on contingencies and contracts	(4,930)	(41,418)	(181,036)	(188,403)
Interest on sectorial assets and liabilities	—	—	(23,183)	(21,657)
Bank charges and other	(12,350)	(15,321)	(35,827)	(39,956)
Foreign exchange, net	42,126	249,338	(50,517)	(86,490)
	(75,954)	218,509	(471,897)	(442,971)

Financial result, net	(787,364)	(623,234)	(2,362,909)	(1,902,995)

Reconciliation
Finance expense	(891,006)	(763,961)	(2,848,174)	(2,713,642)
Finance income	345,462	224,542	1,016,676	1,037,901
Exchange variation, net	281,893	1,079,284	702,518	1,793,964
Derivatives	(523,713)	(1,163,099)	(1,233,929)	(2,021,218)
Financial result, net	(787,364)	(623,234)	(2,362,909)	(1,902,995)

62

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

16 Share-based payment
a) Reconciliation of outstanding share options

The change in number of share is as follows:

	Parent Company	Consolidated
Balance as of December 31, 2025	12,301,070	19,624,296
Exercised/ cancels/ other	(2,730,309)	(2,789,773)
Balance as of March 31, 2026	9,570,761	16,834,523

b) Expense recognized in profit or loss

Share-based compensation expenses included in the income statement for the period ended March 31, 2026, were R$ 19,813 (R$ 23,892 as of March 31, 2025).

18 Subsequent events

The subsequent events below are detailed in Note 2:

•	Treasury share sale (Note 10(a))

Initial public offering (IPO) of Compass shares

On April 27, 2026, the Company’s Board of Directors approved a secondary public offering of common shares, registered, book-entry, and with no par value, issued by its indirect subsidiary Compass Gás e Energia S.A. (“Compass”), registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”), with restricted placement efforts abroad. The transaction was structured in conjunction with Compass’s migration to B3’s Novo Mercado special listing segment, under the trading symbol “PASS3."

The offering included the sale of 100,892,857 common shares held by the selling shareholders, including the Company. The transaction also included an additional allotment and an overallotment option, the latter intended for price stabilization for up to 30 days, in accordance with applicable regulations. Pricing occurred on May 7, 2026, at R$28.00 per share, and financial settlement took place on May 12, 2026.

Considering the base offering and the additional allotment, the Company received net proceeds of R$2,081,326 from the sale of 76,785,715 shares. As this was an exclusively secondary offering, Compass did not receive any new proceeds, and its share capital remained unchanged.

Management assessed that, following the completion of the transaction, and considering the volume effectively placed, the Company retained control of Compass. Accordingly, the accounting effects of the sale continue to be recognized as an equity transaction, with the difference between the consideration received and the proportional share of net assets sold recorded directly in equity, with no impact on profit or loss for the period.

On April 27, 2026, the partial and disproportionate spin-off of Cosan Dez Participações S.A. (“Cosan Dez”) was approved, with the net assets transferred to Compass. The spun-off assets consisted exclusively of an equity interest in Compass shares and were contributed to the Company as a result of the transaction. Compass issued 142,838,019 new common shares to the Company, corresponding to approximately 20% of its share capital, a stake previously held indirectly by the Company through Cosan Dez. The transaction constituted an internal corporate reorganization within the Cosan group, with no impact on the Company’s share capital or equity, and the Company now holds a direct interest of approximately 20% in Compass.

63

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer